Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021

March 16, 2022

Suite 575, 510 Burrard Street

Vancouver, B.C. V6C 3A8

MAVERIX METALS INC.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2021

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form (“AIF”) contains “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this AIF and Maverix Metals Inc. (“Maverix” or the “Company”) does not intend to and does not assume any obligation to update forward-looking information, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward-looking statements.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Maverix as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Maverix to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to the Company’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus (“COVID-19”), geopolitical events and other uncertainties, such as the conflict in Ukraine, and also, those risk factors discussed under the heading “Risk Factors” in this AIF.

Forward-looking information in this AIF includes disclosure regarding royalty payments to be paid to Maverix by property owners or operators of mining projects pursuant to net smelter returns (“NSR”), gross revenue royalty (“GRR”), and other royalty agreements (“Royalties” and individually a “Royalty”), the gold and other metal purchase agreements (“Streams” and each individually a “Stream”) of Maverix, and the future outlook of Maverix and the mineral reserves and resource estimates for the La Colorada mine and the Beta Hunt mine. Forward-looking statements are based on a number of material assumptions, which management of Maverix believe to be reasonable, including, but not limited to, the continuation of mining operations in respect of which Maverix will receive Royalty payments or from which Maverix will purchase precious or other metals, that commodity prices will not experience a material adverse change, mining operations that underlie Royalties or Streams will operate in accordance with disclosed parameters and such other assumptions as may be set out herein.

Although Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results to not be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Readers of this AIF should carefully review the risk factors set out in this AIF under the heading “Risk Factors”.

Cautionary Note Regarding Mineral Reserve and Resource Estimates

This AIF has been prepared in accordance with the requirements of Canadian securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource and reserve estimates included in this AIF have been prepared by the owners or operators of the relevant properties (as and to the extent indicated by them) in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, may differ from the requirements of the Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”), and reserve and resource information contained herein may not be comparable to similar information disclosed by U.S. companies.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). Pursuant to S-K 1300, the SEC now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding standards of the CIM.

Investors are cautioned that while terms are substantially similar to CIM standards, there are differences in the definitions and standards under S-K 1300 and the CIM standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven reserves”, “probable reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 will be the same as the mineral reserve or mineral resource estimates prepared under the standards adopted under S-K 1300.

Investors are also cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Mineralization described using these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

Accordingly, information contained in this AIF and the portions of documents incorporated by reference herein containing descriptions of the Company’s interests in mineral deposits held by third party mine operators may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this AIF relating to properties and operations in which Maverix holds Royalty, Stream or other interests, including the disclosure in this AIF under the headings “Material Assets – La Colorada Mine, Mexico” and “Material Assets – Beta Hunt Mine, Australia” is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a Royalty or Stream holder, Maverix has limited, if any, access to properties on which it holds Royalties, Streams, or other interests in its asset portfolio. The Company may from time to time receive operating information from the owners and operators of the mining properties, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the mining properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds Royalty, Stream or other interests, and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some reported public information in respect of a mining property may relate to a larger property area than the area covered by Maverix’s Royalty, Stream, or other interest. Maverix’s Royalty, Stream or other interests may cover less than 100% of a specific mining property and may only apply to a portion of the publicly reported mineral reserves, mineral resources and or production from a mining property.

As at the date of this AIF the Company considers its Stream interest in the La Colorada mine and its Royalty interests in the Beta Hunt mine to be its only material mineral properties for the purposes of NI 43-101. Information included in this AIF with respect to the La Colorada mine and the Beta Hunt mine has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101.

Unless otherwise noted the disclosure contained in this AIF of a scientific or technical nature for the:

(i)	La Colorada mine is based on (A) the technical report entitled “Technical Report for the La Colorada Property, Zacatecas, Mexico” having an effective date of December 31, 2019 and filed under Pan American’s SEDAR profile on March 6, 2020; (B) the technical report entitled “Technical Report Preliminary Economic Analysis for the Expansion of the La Colorada Mine in Zacatecas, Mexico” having an effective date of December 31, 2013, which technical report was prepared for Pan American Silver Corp. (“Pan American”), and filed under Pan American’s SEDAR profile on January 30, 2014; (C) Pan American’s Annual Information Form for the year ended December 31, 2021 and filed under Pan American’s SEDAR profile on February 23, 2022 (the “Pan American AIF”); (D) Pan American’s annual Mineral Reserves and Resources Table with an effective date of June 30, 2021; and (E) information that has been provided by Pan American and/or has been sourced from its news releases with respect to the La Colorada mine, and
(ii)	Beta Hunt mine is based on (A) the technical report entitled “NI 43-101 Technical Report, Higginsville-Beta Hunt Operation Easter Goldfields, Western Australia” having an effective date of December 31, 2020 and a report date of January 29, 2021, which technical report was prepared for Karora Resources Inc. (“Karora”), and filed under Karora’s SEDAR profile on February 3, 2021; (B) Karora’s Annual Information Form for the year ended December 31, 2020 and filed under Karora’s SEDAR profile on March 19, 2021 (the “Karora AIF”); (C) Karora’s Management’s Discussion and Analysis for the year ended December 31, 2021 and filed under Karora’s SEDAR profile on March 14, 2022; and (D) information that as been provided by Karora and/or has been sourced from its news releases with respect to the Beta Hunt mine.

Brendan Pidcock, P.Eng., Vice President Technical Services for Maverix and a “Qualified Person” under NI 43-101 has reviewed and approved the written scientific and technical disclosure contained in this AIF.

Share Consolidation

On May 23, 2019, Maverix consolidated its common shares (the “Common Shares”) on the basis of two (2) pre-consolidation Common Shares for each one (1) post-consolidation Common Share (the “Share Consolidation”). All information related to the Common Shares or other securities of Maverix in this AIF is presented on a post-Share Consolidation basis.

Currency Presentation

All amounts in this AIF are in United States dollars unless otherwise indicated. All dollar amounts referenced as, “C$”, “CAD” or “CAD$” are references to Canadian dollars, and “A$”, “AUD” or “AUS$” are references to Australian dollars.

Exchange Rate Information

The following table sets out the high and low rates of exchange for: (i) one U.S. dollar, and (ii) one Australian dollar, each expressed in Canadian dollars, in effect at the end of each of the following periods, the average rate of exchange for those periods, and the rate of exchange in effect at the end of each of those periods, each based on the rate published by the Bank of Canada:

	U.S. Dollar			Australian Dollar
	Year Ended December 31,			Year Ended December 31,
	2021	2020	2019	2021	2020	2019
Rate at end of period	1.2678	1.2732	1.2988	0.9205	0.9247	0.9228
Average rate during period	1.2535	1.3415	1.3269	0.9240	0.9539	0.9216
High rate for period	1.2942	1.4496	1.3600	0.9978	0.9811	0.9582
Low rate for period	1.2040	1.2718	1.2988	0.8994	0.9248	0.8868

Commodity Price Information

The following table sets out the average afternoon price in U.S. dollars per ounce for gold and silver for the periods set out below as published by the London Bullion Markets Association:

	Gold/oz			Silver/Oz
	(LBMA Gold Price PM in USD)			(LBMA Silver Price PM in USD)
	2021	2020	2019	2021	2020	2019
Average	1,798	1,770	1,393	25.14	20.55	16.21

CORPORATE STRUCTURE

Maverix was incorporated under the Canada Business Corporations Act (“CBCA”) on September 5, 2008 as “MacMillan Minerals Inc.” On July 11, 2016, Maverix completed a statutory plan of arrangement under the CBCA (the “Arrangement”). In conjunction with the Arrangement, Maverix subsequently changed its name from “MacMillan Minerals Inc.” to “Maverix Metals Inc.”.

The Company’s head office is located at Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada. The Company’s registered and records office is located at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada.

The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. As at the date of this AIF the Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and on the NYSE American, LLC (“NYSE American”), both under the symbol “MMX”.

The Company has two principal subsidiaries, being Maverix Metals (Australia) Pty. Ltd., incorporated under the laws of Australia, and Maverix Metals (Nevada) Inc., incorporated under the laws of the State of Nevada in the United States of America.

GENERAL DEVELOPMENT OF THE BUSINESS

Maverix is a precious metals royalty and streaming company that generates its revenue primarily from Royalties and Streams. Maverix does not conduct active mining operations. Maverix currently has a portfolio of over 100 Royalties and Streams.

COVID-19

Since the World Health Organization declared the outbreak of COVID-19 as a global pandemic in March 2020, the Company has continually monitored and assessed the potential impacts of COVID-19 on its employees and business. As at the date of this AIF all employees continue to work remotely, and the Company is adhering to applicable local and national guidance in place in Canada and the United States. The Company continues to closely monitor the impact of the COVID-19 pandemic on its portfolio of assets and its business generally.

At this time, given the continuance of the COVID-19 pandemic, the Company cannot reasonably estimate the potential impact of COVID-19 on any underlying operations as they relate to the Company’s Royalties and Streams. The extent of COVID-19’s continuous impact on our financial and operational results, which could be material in the long run, will depend on the length of time that the pandemic continues, the ability to effectively vaccinate a large percentage of the population and whether subsequent waves of the infection or variant strains appear. The Company will continue to monitor the situation closely and update the market as additional or new information becomes available.

Though the current COVID-19 global health pandemic is significantly impacting the global economy, commodity, and financial markets, as at the date of this AIF and during the financial year ended December 31, 2021, Maverix is only aware of the Hope Bay mine as the only operation in which it holds a royalty or stream interest that was impacted by the COVID-19 global health pandemic.

Three Year History

The following is a summary of how Maverix’s business has developed over the last three completed financial years as of the date of this AIF.

Financial Year Ended December 31, 2021

Hope Bay Royalty Buy Back

On February 2, 2021, Agnico Eagle Mines Limited (“Agnico”) completed the acquisition of TMAC Resources Inc., the owner of the Hope Bay mine in Nunavut, Canada. On February 12, 2021, Agnico completed the exercise of its right to buyback 1.5% of the total 2.5% NSR royalty that Maverix held on the Hope Bay mine for a cash payment of $50,000,000. Maverix retains a 1% NSR royalty, which is not subject to any further reductions.

Increase in Amount of Quarterly Dividend

On May 14, 2021, Maverix announced that its Board of Directors had approved a quarterly dividend of $0.0125 per Common Share. The amount of this dividend was a 25% increase from the previous dividends of $0.01 per share. The increased dividend was paid on June 15, 2021, September 15, 2021, and December 15, 2021, to shareholders of record as of the close of business on May 31, 2021, August 31, 2021, and November 30, 2021, respectively.

2021 Pan American Portfolio Acquisition

On June 29, 2021, Maverix issued 491,071 Common Shares and paid $7,000,000 to Pan American to acquire a portfolio of six precious metals royalties (the “2021 Pan American Portfolio”).

The 2021 Pan American Portfolio included the following assets:

●	Fenn-Gib Royalty – NSR Royalty (Ontario, Canada) – a 1.0% - 2.5% NSR[1] royalty on a portion of the Fenn-Gib gold project, operated by Mayfair Gold Corp. and located in the Timmins gold camp in Ontario. The Fenn-Gib project comprises approximately 4,800 hectares, of which more than 75% is unexplored. The project is part of the extensive and prolific Abitibi Gold Belt.
●	Nueva Recuperada Royalty – NSR Royalty (Huancavelica, Peru) – a 3.0% NSR royalty on a portion of the Nueva Recuperada property located in Huancavelica, Peru owned and operated by Silver X Mining Corp.
●	Juby Royalty – NSR Royalty (Ontario, Canada) – a 1.0% NSR royalty on the advanced exploration-stage Juby project operated by Aris Gold Corporation and located in Ontario, Canada, 100 kilometers south-southeast of the Timmins gold camp within the Shining Tree area in the southern part of the Abitibi greenstone belt.

Amendment of the Credit Facility

On September 2, 2021, Maverix announced that it had amended its revolving credit facility and increased the amount available by $40,000,000 to $160,000,000 (the “Credit Facility”). The Credit Facility has a term of four years, maturing in September 2025. The syndicate of banks include National Bank of Canada, Canadian Imperial Bank of Commerce, The Bank of Nova Scotia, and Bank of Montreal.

Acquisition of Gold Stream from Auramet Capital Partners, L.P.

On September 27, 2021, Maverix announced the acquisition of a gold stream and the entering into of a long-term strategic partnership with Auramet Capital Partners, L.P., an affiliate of Auramet International LLC (“Auramet”).  Maverix made a cash payment of $50,000,000 to acquire a gold stream that will deliver 5,000 ounces of gold to Maverix per year. Gold under the stream is to be delivered quarterly and Maverix will make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. After a total of 50,000 ounces of gold have been delivered to the stream, Auramet shall have the option to terminate the stream for a cash payment of $5,000,000 less certain cash flows related to the stream.

In addition to the gold stream, Maverix is also entitled to receive an amount in gold that is equivalent to all dividends distributed by Auramet on 2% of its shares outstanding, which is done semi-annually.

Increase and Expansion of Interest at the Omolon Hub

On October 18, 2021, Maverix announced that it had reached an agreement with Omolon Gold Mining Company, LLC, a wholly owned subsidiary of Polymetal International plc to increase and expand Maverix’s royalty interest in the Omolon hub operation located in Magadan Region, Russia (the “Omolon Hub”).

1 Maverix acquired three separate royalties related to the Fenn-Gib project. There are two separate non-overlapping 1% NSR royalties that, together, cover the entire project. The third royalty is an additional 1.5% NSR that partially overlaps the project. Maverix’s royalty coverage will range between 1% - 2.5% in relation to the Fenn-Gib project.

Maverix made a cash payment equal to $23,500,000 to increase its effective interest to a 2.5% gross revenue royalty and expand the royalty coverage to include all 13 licenses that currently comprise the Omolon Hub and potentially an additional three licenses that are in the application phase. Upon sales of one million gold equivalent ounces at Omolon (post completion of the transaction), the effective interest will decrease from 2.5% to 2.0%, and upon sales of 1.2 million gold equivalent ounces, Maverix will make an additional $1,500,000 cash payment.

Financial Year Ended December 31, 2020

2020 Newmont Portfolio Acquisition

On October 29, 2020, Maverix acquired a portfolio of 11 gold royalties (the “2020 Newmont Portfolio”) from Newmont Corporation and its affiliates (collectively, “Newmont”) pursuant to a purchase and sale agreement with Newmont dated September 21, 2020 (the “2020 Newmont Transaction”). As consideration for the acquisition of the 2020 Newmont Portfolio, Maverix issued 12,000,000 Common Shares and paid $15,000,000 in cash.

The 2020 Newmont Portfolio included the following key assets:

●	Camino Rojo Royalty – NSR Royalty (Zacatecas, Mexico) – a 2.0% NSR royalty on the Camino Rojo project payable by Orla Mining Ltd. The royalty applies to oxide and transitional ore only. The Camino Rojo land package consists of seven mineral concessions covering approximately 206,000 hectares and is located approximately 50 kilometers southeast of Newmont’s Peñasquito mine.

●	Cerro Blanco Royalty – NSR Royalty (Jutiapa, Guatemala) – a 1.0% NSR royalty on the Cerro Blanco project owned by Bluestone Resources Inc., a member of the Lundin Group. Cerro Blanco is a high-grade gold and silver project. Optimization, engineering and design work is currently underway.

●	Mother Lode Royalty – NSR Royalty (Nevada, USA) – a sliding scale NSR royalty on the Mother Lode project owned by AngloGold Ashanti Limited. The NSR royalty rate is 2.0% when the gold price is equal to or greater than $1,400 per ounce and 1.0% when the gold price is less than $1,400 per ounce and only applies to a portion of the overall Mother Lode land package. Mother Lode is a past producing open-pit heap leach project in the Walker Lane gold belt in Nevada.

●	Imperial Royalty – NSR Royalty (California, USA) – a 1.0% NSR royalty on the Imperial project owned by KORE Mining Ltd. The Imperial project contains a large, near surface oxide gold deposit consisting of 656 claims covering 5,721 acres.

●	Ana Paula Royalty – NSR Royalty (Guerrero, Mexico) – a 2.0% NSR royalty on the Ana Paula project owned by Argonaut Gold Inc. (“Argonaut Gold”). Ana Paula comprises a 56,000-hectare land package within the Guerrero gold belt, a prolific mining area that hosts several large commercial gold operations.
●	Trenton Canyon and Buffalo Valley Royalties – NSR Royalties (Nevada, USA) – a 0.5% NSR royalty on the Trenton Canyon and Buffalo Valley properties owned by SSR Mining Inc. The Trenton Canyon property consists of 7,350 hectares located immediately south and along the mineralized trend from the Marigold mine. The property was previously operated as an open-pit run-of-mine heap leach operation from 1996 to 2001.

Maverix also agreed to make contingent cash payments of up to $15,000,000 if certain production milestones at certain of the underlying assets are achieved within five years of the closing of the acquisition.  Specifically, Maverix will make $5,000,000 cash payments to Newmont for each of the Mother Lode, Imperial, and Ana Paula projects if they achieve commercial production within five years of the closing of the acquisition.

Maverix also acquired four royalties on exploration and development stage projects in Canada and Mexico. The transfer of the Mexican royalties in the 2020 Newmont Portfolio was subject to the authorization of the Federal Economic Competition Commission in Mexico (Comisión Federal de Compentencia Económica), which was subsequently received on March 18, 2021. The pending transfer of the Mexican royalties has been completed as of the date of this AIF.

Certain of the royalties transferred pursuant to the 2020 Newmont Transaction were subject to a right of first refusal (“ROFR”) that permitted the underlying property owner the right to repurchase the specific royalty for cash on the same valuation as established by Newmont and Maverix. None of the ROFRs in the 2020 Newmont Transaction were exercised.

Beta Hunt Royalty Transaction

On September 3, 2020, Karora and Maverix closed a transaction whereby effective July 1, 2020, Maverix’s royalty on gold production at Karora’s Beta Hunt mine was reduced from 7.5% to 4.75%. As consideration for the transaction Karora paid Maverix $13,000,000 for the reduction of its royalty interest in the Beta Hunt mine and a one-time, $5,000,000 bonus royalty payment.  $2,500,000 of the bonus royalty payment was received on the closing of the transaction, with the remaining $2,500,000 received in January 2021.

Pan American Silver Secondary Offering and Warrant Exercise

On June 5, 2020, Maverix and Pan American announced the closing of an overnight marketed secondary offering of Common Shares of Maverix held by Pan American, including the exercise of an over-allotment option (the “Secondary Offering”). The Secondary Offering, conducted by way of a prospectus supplement dated May 29, 2020 to the Company’s existing U.S. registration statement on Form F-10 and Canadian short form base shelf prospectus, the latter each dated September 13, 2019. Pursuant to the Secondary Offering, Pan American sold 10,350,000 Common Shares of Maverix. In addition to the Secondary Offering, Pan American also exercised 8,250,000 common share purchase warrants (the “Warrants”) to acquire an additional 8,250,000 Common Shares. 5,000,000 Warrants had an exercise price of $1.56 per additional Common Share and 3,250,000 Warrants had an exercise price of $2.41 per additional Common Share. Maverix received gross proceeds of approximately $15,600,000 from the exercise of the Warrants.

Financial Year Ended December 31, 2019

Acquisition of the Kinross Portfolio

On December 19, 2019, Maverix acquired a portfolio of 24 Royalties (the “Kinross Portfolio”) pursuant to a Purchase and Sale Agreement with Kinross Gold Corp. (“Kinross”) dated December 1, 2019 (the “Kinross Transaction”). As consideration for the acquisition of the Kinross Portfolio, Maverix issued 11,228,674 Common Shares to Kinross and made a cash payment to Kinross of $25,000,000.

Certain of the Royalties that were due to be transferred pursuant to the Kinross Transaction were subject to a ROFR that permitted the underlying property owner the right to repurchase the specific royalty for cash on the same valuation as established by Kinross and Maverix. Brett Resources Inc., a subsidiary of Agnico, exercised its ROFR on the sale of the 2% net smelter return royalty on the Hammond Reef project located in Ontario, Canada. As a result of the exercise of the ROFR in respect of the Hammond Reef royalty, Maverix received a cash payment of $12,000,000.

The Kinross Portfolio included the following key assets:

●DeLamar Royalty – NSR Royalty (Idaho, USA) – a 2.5% NSR Royalty payable by Integra Resources Corp. on the DeLamar deposit which forms part of the DeLamar project, located in southwestern Idaho.

●Omolon Royalty – Sliding Scale GRR (Magadan Region, Russia) – a sliding scale gross revenue Royalty payable by Polymetal International plc on certain deposits that compose the Omolon Hub operations. The gross revenue Royalty is equal to 2.0% when the gold price is above $650 per ounce.

●Norte Abierto Royalty – GRR (Chile) – a 1.25%1 royalty on 25% of the gross revenues from the Norte Abierto project located in Chile.

●Railroad Royalty – NSR Royalty (Nevada, USA) – a 2.0% NSR Royalty payable by Gold Standard Ventures Corp. on a significant portion of the South Railroad development project.

●McCoy-Cove Royalty – NSR Royalty (Nevada, USA) – a 2.0% NSR Royalty payable on a significant portion of the McCoy-Cove development project.  This Royalty is in addition to the 1.5% NSR Royalty over the entire McCoy-Cove project acquired as part of the 2018 Newmont Transaction. Equinox Gold Corp. previously acquired Premier Gold Mines and spun-out a new company, i-80 Gold Corp., which now holds the McCoy-Cove project.

1Royalty only applies to the Cerro Casale and Quebrada Seca deposits which form part of the Norte Abierto project

The Kinross Portfolio also included other development and early-stage exploration royalties.

In connection with the acquisition of the Kinross Portfolio, Maverix entered into an investor agreement with Kinross dated December 19, 2019 (the “Kinross Investor Agreement”) pursuant to which Kinross received anti-dilution rights in respect of future equity financings of Maverix. Pursuant to the Kinross Investor Agreement, Maverix also received the opportunity to make an offer to acquire certain metal streams or metal royalties which Kinross may contemplate selling in the future.

Florida Canyon Settlement Agreement

On November 22, 2019, Maverix and Alio Gold Inc. (then owner and operator of the Florida Canyon mine), entered into a settlement agreement in respect of disputed royalty payments due from production at the Florida Canyon mine. The settlement agreement clarified permitted allowable deductions in respect of the royalty, reduced the royalty amount from 3.25% to 3.0%, and provided for a one-time royalty payment by Alio Gold Inc. to Maverix of $300,000, in either cash or shares, which was ultimately paid in cash. On July 1, 2020 Alio Gold Inc. was acquired by Argonaut Gold.

Inaugural Quarterly Dividend Declared

On November 13, 2019, Maverix announced that its board of directors (the “Board”) declared an inaugural dividend of $0.01 per Common Share for shareholders of record as at the close of business on December 31, 2019.

Acquisition of Additional Royalty on the Hope Bay Mine

On August 13, 2019, Maverix entered into an agreement to purchase an additional 1.5% NSR Royalty on the Hope Bay mine in Nunavut, Canada, for a cash payment of $40,000,000 (the “Additional Royalty”). Upon closing of the transaction, Maverix owned a total combined 2.5% NSR Royalty on the Hope Bay mine, with Maverix having previously acquired a 1.0% NSR Royalty in connection with the 2018 Newmont Transaction (as defined below). Maverix also received an additional 0.25% NSR Royalty until certain conditions with respect to the Additional Royalty are satisfied. The Hope Bay mine is currently owned and operated by Agnico who acquired all of the issued and outstanding shares of TMAC Resources Inc. (“TMAC”), the previous owner and operator of the mine, on February 2, 2021. In conjunction with the acquisition of TMAC, Agnico exercised its right to buy back 100% of the Additional Royalty for the cash payment of $50,000,000. After the closing of the transaction between Agnico and TMAC, Maverix’s royalty interest on the Hope Bay mine remains as a 1% NSR Royalty.

Graduation to the TSX; Listing on the NYSE American

On June 25, 2019, Maverix’s Common Shares began trading on the TSX and the NYSE American under the symbol “MMX” on both exchanges.

Amendment of the Credit Facility

On April 5, 2019, Maverix amended and increased the Credit Facility to allow Maverix to borrow up to $75,000,000 and on September 20, 2019, Maverix amended and increased the Credit Facility to allow Maverix to borrow up to US$120,000,000.

The amended Credit Facility had a term of four years ending in June 2023, which is extendable through mutual agreement between Maverix, the Canadian Imperial Bank of Commerce (“CIBC”), National Bank of Canada (“National Bank”) and The Bank of Nova Scotia.

Acquisition of the El Mochito Silver Stream

On March 28, 2019, Maverix entered into a definitive agreement to purchase, initially, 22.5% of the silver produced from the El Mochito mine (the “El Mochito Stream”). The El Mochito mine is an operating underground zinc/lead/silver mine located in western Honduras with a long history of production. As consideration for the El Mochito Stream, Maverix made an initial upfront cash payment of $7,500,000. Maverix makes ongoing cash payments equal to 25% of the spot price of silver.

The El Mochito mine is 100% owned by American Pacific Honduras S.A. de C.V. (“AMPAC”), a company that was formerly a subsidiary of Ascendant Resources Inc. (“Ascendant”). On April 27, 2020, Ascendant sold all the issued and outstanding shares of AMPAC to Kirungu Corporation (“Kirungu”). The El Mochito Stream continued in place and Kirungu assumed all obligations of Ascendant in respect of the El Mochito Stream. In connection with the acquisition of AMPAC, Kirungu issued Maverix a convertible debenture in the principal amount of $1,000,000, which was convertible (amongst other things) into an additional 5% silver Stream on the same terms as the El Mochito Stream. In March 2021, Maverix converted all amounts outstanding under the debenture and then had a 27.5% silver Stream on the El Mochito mine.

Under the El Mochito Stream agreement, if 3.0 million ounces of payable silver were produced at the El Mochito mine prior to April 1, 2022, the Company’s silver purchase entitlement would decrease to 25%. In November 2021, the El Mochito mine met the 3.0 million ounces of payable silver production threshold and the Company’s silver Stream interest was reduced to 25%.  The Company’s silver Stream is not subject to any further reduction.

DESCRIPTION OF THE BUSINESS

The Company is a precious metals royalty and streaming company whose business strategy is to acquire Royalty and Stream interests. In the ordinary course of business, Maverix engages in a continual review of opportunities to acquire existing Royalty or Stream interests, to establish new Royalties or Streams on operating mines, to create new Royalty or Stream interests through the financing of mine development or exploration, or to acquire companies that hold Royalty and Stream interests.

A royalty is a payment to a royalty holder by a property owner or an operator of a mine and is typically based on a percentage of the minerals or other products produced or the revenues generated from the property or mining operation. Depending on the nature of the royalty interest, the laws applicable to it and the project or mine, the royalty holder is generally not responsible for, and has no obligation to contribute to operating or capital costs or environmental liabilities. An NSR royalty is generally based on the value of production or net proceeds received by an operator from a smelter or refinery for the minerals sold. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the agreement governing the terms of the royalty. A GRR royalty is generally a defined percentage of gross revenues received by the operator from the sale of all metals or products from a mining operation, without any deductions.

A stream is a contractual arrangement whereby Maverix will provide an upfront payment in return for the right to purchase all or a fixed percentage of future metal production generated from a mine at a predetermined price.

Principal Product

The principal products of Maverix are: (i) payments received pursuant to Royalty agreements with mining companies; and (ii) precious metals purchased pursuant to Stream agreements with mining companies. The Company’s material asset is its Stream interest in the La Colorada mine and its Royalty interests in the Beta Hunt mine. Further details regarding the agreements entered into by Maverix in respect of its Royalties and Streams can be found under the heading “General Development of the Business” above.

Stream Interests

The following table summarizes the Streams that Maverix owns on operating mines and development stage projects:

MMX Purchase
Mine/Project	Location	Operator	Asset Status	Interest	Price
La Colorada	Mexico	Pan American Silver Corp.	Operating	100% of gold	Lesser of (i) US$650 per ounce and (ii) spot price
Moss	USA	Elevation Gold Mining Corporation	Operating	100% of silver (1)	20% of silver spot price
El Mochito	Honduras	Kirungu Corporation	Operating	25% silver	25% of silver spot price
La Bolsa	Mexico	Pan American Silver Corp.	Development	5% of gold	Lesser of (i) US$450 per ounce and (ii) spot price

Notes:

(1)	After 3.5 million ounces of silver are delivered, the silver purchase entitlement will be 50% of the remaining life of mine silver production. On January 20, 2022, the Company entered into an agreement with Elevation Gold Mining Corporation (“Elevation”) pursuant to which the Company made an upfront payment of $6,000,000 in consideration of Elevation selling and delivering a specified amount of refined gold, with deliveries and an additional quarterly amount of $1,000,000 of refined gold, beginning on March 28, 2022 until the expiry of the agreement on June 28, 2023.

In addition, Maverix also owns a stream with Auramet that provides for the delivery of 5,000 ounces of gold a year. Maverix will make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered under the stream. After a total of 50,000 ounces of gold have been delivered to the stream, Auramet shall have the option to terminate the stream for a cash payment of $5,000,000 less certain cash flows related to the stream. In addition to the gold stream, Maverix is also entitled to receive an amount in gold that is equivalent to all dividends distributed by Auramet on 2% of its shares outstanding, which is done semi-annually.

Royalty Interests

The following tables summarize the main Royalty interests that Maverix owns either directly, or indirectly through one of its subsidiaries, on operating mines and development stage projects:

Royalties on Operating Mines

Mine	Location	Operator	Interest
Hope Bay (1)	Canada	Agnico Eagle Mines Limited	1.0% NSR Royalty
Camino Rojo	Mexico	Orla Mining Ltd.	2.0% NSR Royalty (2)
Beta Hunt	Australia	Karora Resources Inc.	3.25% GRR, and 1.5% NSR Royalties on all Gold production; 1.5% total NSR Royalties on all nickel production
Florida Canyon	USA	Argonaut Gold Inc.	3.0% NSR Royalty
Omolon Hub	Russia	Polymetal International plc	2.5% GRR
Mt. Carlton	Australia	Navarre Minerals Limited (3)	2.5% NSR Royalty
Karma	Burkina Faso	Néré Mining	2.0% NSR Royalty (4)
Vivien	Australia	Ramelius Resources Ltd.	3.5% GRR
San Jose	Mexico	Fortuna Silver Mines Inc.	1.5% NSR Royalty (5)
Moose River	Canada	St. Barbara Ltd.	1.0% NSR Royalty (6)
Kensington	USA	Coeur Mining, Inc.	2.5% NSR Royalty (7)

Notes:

(1)	During the year ended December 31, 2021, production at the Hope Bay mine continued until the end of September 2021. Agnico Eagle Mines ceased milling operations in the fourth quarter of 2021 and focused on site activities to support exploration efforts which had commenced in February 2021. Agnico Eagle Mines has announced that production activities will remain suspended with the primary focus at the Hope Bay mine being exploration.
(2)	Royalty applies to production from oxide and transitional ore only.
(3)	On December 14, 2021, Navarre Minerals Limited completed the acquisition of the Mt. Carlton mine from Evolution Mining Limited.
(4)	Royalty applies to 85.5% of total production. On March 11, 2022, Endeavour Mining announced that it had sold a 90% interest in the Karma mine to Néré Mining.
(5)	Royalty applies to the Taviche Oeste concessions.
(6)	Royalty applies to the Touquoy deposit.
(7)	Royalty commences payment after a recoupment period.

Royalties on Development Stage Projects

Asset	Location	Operator	Interest
Cerro Blanco	Guatemala	Bluestone Resources Inc.	1.0% NSR Royalty
Koné	Côte d'Ivoire	Montage Gold Corp.	2.0% NSR Royalty
Norte Abierto	Chile	Barrick Gold Corporation Newmont Corporation	1.25% GRR (1)
Silvertip	Canada	Coeur Mining, Inc.	2.5% NSR Royalty
McCoy-Cove	USA	i-80 Gold Corp.	3.5% NSR Royalty (2)
Goldfield	USA	Centerra Gold Inc. (3)	5.0% NSR Royalty (3)
Hasbrouck	USA	West Vault Mining Inc.	1.25% NSR Royalty
Railroad	USA	Gold Standard Ventures Corp.	2.0% NSR Royalty (4)
DeLamar	USA	Integra Resources Corp.	2.5% NSR Royalty (5)
Converse	USA	Waterton Global Resource Management	5.0% NSR Royalty (6)

Notes:

(1)Royalty applies to 25% of gross revenues from all metals sold from Cerro Casale and Quebrada Seca. Payment commences after $10,000,000 is paid under the agreement.
(2)2.0% of the Royalty only covers a portion of the deposit.
(3)On February 28, 2022, Centerra Gold Inc. completed the acquisition of the Goldfield District project. The Royalty applies to the Gemfield deposit.
(4)Royalty applies to a significant portion of the Dark Star deposit.
(5)Royalty applies to a portion of the mineral resource and decreases to a 1.0% NSR Royalty after CAD$10,000,000 is paid under the Royalty.
(6)Royalty applies to a significant portion of the existing mineral resource.

Competitive Conditions

Maverix will compete with other companies that operate in the royalty and stream market segment to acquire Royalties and Streams. Maverix will also compete with companies that provide financing to mining companies. Maverix also competes with other precious metals focused companies for capital and human resources. See “Description of the Business – Risk Factors – Competition”.

Components

Maverix expects to purchase or acquire Royalties or Streams as previously described above under “Description of the Business”.

Employees

As at the date of this AIF, Maverix has a total of nine employees. No management functions of Maverix are performed to any substantial degree by persons other than the directors and executive officers of the Company.

Foreign Operations

Maverix currently purchases or expects to purchase precious or other metals or receives or expects to receive payments under Royalties and Streams from mines or operations in the United States, Canada, Mexico, Australia, Burkina Faso, and Russia amongst other countries. Maverix may in the future purchase precious metals or receive payments under Royalties from mines or operations in other countries. Changes in legislation, regulations or governments in such countries are beyond Maverix’s control and could adversely affect the Company’s business. Maverix may also be exposed to political, economic or other risks and uncertainties, including a risk of war or civil unrest. In particular, the Company’s business could be materially adversely affected by the conflict between Russia and Ukraine, which could, in turn, have potential impacts on commodity prices and negative implications on the financial markets. The effect of these factors cannot be predicted with any accuracy by Maverix or its management. See “Description of the Business – Risk Factors – International Interests” in this AIF.

RISK FACTORS

Investors should carefully consider all the information disclosed in this AIF prior to investing in the securities of Maverix. In addition to the other information presented in this AIF, the following risk factors should be given special consideration when evaluating an investment in such securities. These risk factors could materially affect Maverix’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to Maverix. The risk factors described in this AIF are not the only risks that Maverix faces. Additional risks or uncertainties that Maverix does not have any knowledge of or are currently deemed as immaterial could also materially adversely affect Maverix.

Risks Relating to Maverix

Global Financial Conditions

Global financial conditions can be volatile. Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies.  In particular, the conflict between Russia and Ukraine and any restrictive actions that are or may be taken by Canada, the U.S., and other countries in response thereto, such as sanctions or export controls, could have potential negative implications to the financial markets.  Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted, and the trading price of the Common Shares may be materially adversely affected.

Market events and conditions, including the disruptions in the international credit markets and other financial systems, along with falling currency prices expressed in United States dollars can result in commodity prices remaining volatile. These conditions can cause a loss of confidence in global credit markets resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions caused the broader credit markets to be volatile and interest rates to remain at historical lows. These events can be illustrative of the effect that events beyond the Company’s control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business.

Access to additional sources of capital, including conducting public financings, can be negatively impacted by disruptions in the international credit markets and the financial systems of other countries, as well as concerns over global growth rates. These factors could impact the ability of Maverix to obtain both debt and equity financing in the future and, if obtained, on terms favourable to Maverix. Increased levels of volatility and market turmoil can adversely impact the operations of Maverix and the value, and the price of the Common Shares of the Company could be adversely affected.

Changes in Commodity Prices that underlie Royalty, Stream or Other Interests

The price of Maverix’s Common Shares may be significantly affected by declines in commodity prices. The revenue derived by Maverix from its asset portfolio will be significantly affected by changes in the market price of commodities that underlie the Royalty, Stream or other investments or interests of Maverix. Maverix’s revenue is particularly sensitive to the changes in the price of gold and silver. The cash flows and revenues derived from the La Colorada Stream and the Beta Hunt Royalties are dependent on the price of gold and gold production from those assets. The price of gold and other commodities fluctuates daily and are affected by factors beyond the control of Maverix, including levels of supply and demand, industrial development, inflation and interest rates, the U.S. dollar’s strength, and geopolitical events. External economic factors that affect commodity prices can be influenced by changes in international investment patterns, monetary systems, and political developments.

All commodities, by their nature, are subject to wide price fluctuations and future material price declines will result in a decrease in revenue or, in the case of severe prolonged declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from Royalties, Streams or working interests applicable to one or more relevant commodities. The conflict between Russia and Ukraine and any restrictive actions that are or may be taken by Canada, the U.S., and other countries in response thereto, such as sanctions or export controls, could have potential negative impacts on commodity prices. While Maverix has focused on assembling a portfolio of assets that provide primary exposure to gold and silver production and prices, the commodity market trends are cyclical in nature and a general downturn in commodity prices could result in a significant decrease in overall revenue.

Non-Payment of a Royalty or Stream

As Maverix is dependent upon the financial viability and operational effectiveness of owners and operators of the relevant mines and mineral properties underlying Maverix’s Royalties and Streams, delayed payments as a result of factors that are beyond the control of Maverix could result in a material and adverse affect on the status and performance of its Royalties and Streams. Failure to receive payments on its Royalties and Streams or the termination of Maverix’s rights generally, may result in a material and adverse effect on Maverix’s profitability, results of operations and financial condition. The conflict between Russia and Ukraine and any restrictive actions that are or may be taken in response thereto, such as sanctions or export controls, could have potential negative impacts to Maverix’s right to receive payments under its royalty interest in the Omolon Hub in Russia that is operated by Polymetal.

Public Health Crises, including the COVID-19 Pandemic

Maverix’s business, operations and financial condition could be materially adversely affected by an outbreak of public health crises, including epidemics, pandemics, or other health crises, such as the outbreak of COVID-19. The current COVID-19 global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. The international response to COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity globally. Public health crises, such as the COVID-19 outbreak, can result in operating, supply chain and project development delays that can materially adversely affect the operations of third parties in which Maverix has an interest. Mining operations in which Maverix holds an interest could be suspended for precautionary purposes or as governments declare states of emergency or other actions are taken to combat the spread of COVID-19. If the operation or development of one or more of the properties in which Maverix holds a royalty, stream, or other interest and from which it receives or expects to receive significant revenue is suspended, it may have a material adverse impact on Maverix’s profitability, results of operations, financial condition, and the trading price of Maverix’s securities.

The risks to Maverix’s business include, without limitation, the risk of breach of material contracts and customer agreements, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, prolonged restrictive measures put in place in order to control an outbreak of contagious disease or other adverse public health developments globally and other factors that will depend on future developments beyond Maverix’s control, which may have a material and adverse effect on Maverix’s business, financial condition and results of operations.  In addition, Maverix may experience business interruptions because of suspended or reduced operations at the mines in which Maverix has an interest, relating to the COVID-19 outbreak or such other events that are beyond the control of Maverix, which could in turn have a material adverse impact on Maverix’s business, operating results, financial condition, and the market for its securities. While we continue to monitor these conditions, including government restrictions on movement and operations and the availability and distribution of the COVID vaccine, it is impossible to predict the extent of any such impact or the levels of success of responsive actions to impacts, including supply chain impacts, as the circumstances continue to evolve, sometimes in unforeseeable ways. As at the date of this AIF, the duration of any business disruptions and related financial impact of the COVID-19 outbreak cannot be reasonably estimated. It is unknown whether and how Maverix may be affected if such pandemic, such as the COVID-19 outbreak, persists for an extended period of time.

The business, operations and financial condition of the companies and projects in which Maverix has invested or may hold an interest, could be materially adversely affected by the outbreak of epidemics, pandemics, or other public health crises, such as the COVID-19 outbreak. The extent to which COVID-19 impacts the business, operations, and the market for securities of Maverix’s operating partners, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the COVID-19 outbreak and the actions taken to contain or treat the outbreak. In particular, the continued spread of COVID-19 globally could materially and adversely impact the mines in which Maverix holds an interest or could create slowdowns or temporary suspensions of operations.

Though the current COVID-19 global health pandemic is significantly impacting the global economy, commodity, and financial markets, as at the date of this AIF, during the financial year ended December 31, 2021, Maverix is only aware of the Hope Bay mine as the only operation in which it holds a royalty or stream interest that was suspended because of impacts from the COVID-19 global health pandemic.

Maverix Has No Control Over Mining Operations

Maverix is not directly involved in the operation of mines. The revenue Maverix may derive from its portfolio of Royalty and Stream interests is based on production from third party mine owners and operators, of which Maverix will not have a direct interest in the operation or ownership of those mines and projects. The owners and operators generally will have the power to determine the way the properties are exploited, including decisions to expand, continue or reduce, suspend, or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third-party owners and operators and those of Maverix in respect of a relevant project or property may not always be aligned. The inability of Maverix to control the operations for the properties in which it has a Royalty, Stream or other interest may result in a material adverse effect on the profitability of Maverix, the results of operations of Maverix and its financial condition. Except in a limited set of circumstances as specified in a specific Stream or Royalty, Maverix will not receive compensation if a specific mine or operation fails to achieve or maintain production or if the specific mine or operation is closed or discontinued. In addition, mining operations in respect of which Maverix holds an indirect interest may not commence commercial production and there can be no assurance that such mines or projects will achieve profitable and continued production levels. In addition, the owners or operators may act contrary to policies or objectives of Maverix; be unable or unwilling to fulfill their obligations under their agreements with Maverix; have difficulty obtaining or be unable to obtain the financing necessary to move projects forward; or experience financial, operational, or other difficulties, including insolvency, which could limit the owner or operator’s ability to perform its obligations under arrangements with Maverix. Maverix is also subject to the risk that a specific mine or project may be put on care and maintenance or have its operations suspended on a temporary or permanent basis.

The owners or operators of the projects or properties in which Maverix holds an interest may from time to time announce transactions, including the sale or transfer of the projects or of the operator itself, over which Maverix has little or no control. If such transactions are completed it may result in a new operator controlling the project, who may or may not operate the project in a similar manner to the current operator which may positively or negatively impact Maverix. If any such transaction is announced, there is no certainty that such transaction will be completed, or completed as announced, and any consequences of such non-completion on Maverix may be difficult or impossible to predict.

Variations in Foreign Exchange Rates

The operations of Maverix are subject to foreign currency fluctuations and inflationary pressures, which may have a material adverse effect on the profitability of Maverix, its result of operations and financial condition. There can be no assurance that the steps taken by management to address such fluctuations will eliminate the adverse effects and Maverix may suffer losses due to adverse foreign currency fluctuations.

Market Price of the Common Shares of Maverix

The Common Shares of Maverix are listed and posted for trading on the TSX and the NYSE American. An investment in the securities of Maverix is highly speculative. The market price of securities of companies involved in the mining and natural resources industry have experienced substantial volatility in the past and may continue to experience volatility because of the continuing COVID-19 global pandemic. The price of the Common Shares is likely to be influenced by changes in commodity prices, the financial condition of Maverix or results of operations as reflected in the financial statements of Maverix and other risk factors identified in this AIF. The extent to which COVID-19 impacts the market for securities of Maverix, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the COVID-19 outbreak and the actions taken to contain or treat the COVID-19 outbreak.

Delay Receiving or Failure to Receive Payments

Maverix is dependent upon the financial viability and operational effectiveness of owners and operators of the relevant mines and mineral properties underlying Maverix’s Royalties and Streams. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, recovery by the operators of expenses incurred in the operation of the mines, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Maverix’s rights to payment under the Royalties/Streams must, in most cases, be enforced by contract without the protection of the ability to liquidate a property. This inhibits Maverix’s ability to collect amounts owing under its Royalties/Streams upon a default. Additionally, some agreements may provide limited recourse in particular circumstances which may further inhibit Maverix’s ability to recover or obtain equitable relief in the event of a default under such agreements. In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that Maverix should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of amounts owed and a possibility that a creditor or the operator may claim that the Royalty or Stream agreement should be terminated in the insolvency proceeding. Failure to receive payments from the owners and operators of the relevant properties or termination of Maverix’s rights may result in a material and adverse effect on Maverix’s profitability, results of operations and financial condition.

Third Party Reporting

Maverix relies on public disclosure and other information regarding specific mines or projects that is received from the owners or operators of the mines or other independent experts. The information received may be susceptible to being imprecise as the result of it being compiled by certain third parties. The disclosure created by Maverix may be inaccurate if the information received contains inaccuracies or omissions, which could create a material adverse effect on Maverix.

In addition, a Royalty or Stream agreement may require an owner or operator to provide Maverix with production and operating information that may, depending on the completeness and accuracy of such information, enable Maverix to detect errors in the calculation of Royalty or Stream amounts owed. As a result, the ability of Maverix to detect payment errors through its associated internal controls and procedures is limited, and the possibility exists that Maverix will need to make retroactive adjustments. Of the Royalty or Stream agreements that Maverix enters into, some may provide Maverix the right to audit the operational calculations and production data for associated payments; however, such audits may occur many months following the recognition by Maverix of the applicable revenue and may require Maverix to adjust its revenue in later periods.

As a holder of an interest in a Royalty or Stream, Maverix will have limited access to data on the operations or to the actual properties underlying the Royalty or Stream. This limited access to data or disclosure regarding operations could affect the ability of Maverix to assess the performance of the Royalty or Stream. This could result in delays in cash flow from that which is anticipated by Maverix based on the stage of development of the properties covered by the assets within the portfolio of Maverix.

Disclosure Regarding Operations

Some Royalties or Streams may be subject to confidentiality arrangements which govern the disclosure of information about the Royalty or Stream and, as such, Maverix may not be in a position to publicly disclose non-public information with respect to certain Royalties or Streams. The limited access to data and disclosure regarding the operations of the properties in which Maverix has an interest, may restrict the ability of Maverix to enhance its performance which may result in a material and adverse effect on the profitability of Maverix, results of operations for Maverix and financial condition. There can be no assurance that Maverix will be successful in obtaining these rights when negotiating the acquisition of Royalties or Streams.

Strategy for Acquisitions

As Maverix executes on its business plan it will seek to purchase Royalties and Streams from third parties. Maverix cannot offer any assurance that it can complete any acquisition or proposed business transactions on favourable terms or at all, or that any completed acquisitions or proposed transactions will benefit Maverix.

At any given time Maverix may have various types of transactions and acquisition opportunities in various stages of review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing opportunities. Any such acquisition or transaction could be material to Maverix and may involve the issuance of securities by Maverix to fund any such acquisition. In addition, any such acquisition or other Royalty or Stream transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired.

Additionally, Maverix may consider opportunities to restructure its Royalties or Streams where it believes such a restructuring may provide a long-term benefit to Maverix, even if such restructuring may reduce near-term revenues or result in Maverix incurring transaction related costs. Maverix may enter into one or more acquisitions, restructurings or other Royalty and Streaming transactions at any time.

Maverix Cash Flow Risk

Maverix is not directly involved in the ownership or operation of mines. Maverix’s Royalty, Stream and other interests in properties or projects are subject to most of the significant risks of the operating mining company. Maverix’s cash flow is dependent on the activities of third parties which could create risk that those third parties may, have targets inconsistent to Maverix’s targets, take action contrary to Maverix’s goals, policies or objectives, be unwilling or unable to fulfill their contractual obligations owed to Maverix, or experience financial, operational or other difficulties or set backs, including bankruptcy or insolvency proceedings, which could limit a third party’s ability to perform under a specific third party arrangement. Specifically, Maverix could be negatively impacted by an operator’s ability to continue its mining operations as a going concern and have access to capital. A lack of access to capital could result in a third party entering a bankruptcy proceeding, which would result in Maverix being unable to realize any value for its Stream, Royalty, or other interest.

Change in Material Assets

As at the date of this AIF, the La Colorada Stream and the royalty interests in the Beta Hunt mine are currently the only material assets to Maverix, although as new assets are acquired or move into production, the materiality of each of the assets of Maverix will be reconsidered. Any adverse development affecting the operation of, production from or recoverability of mineral reserves from the La Colorada mine or the Beta Hunt mine, or any other significant property in the asset portfolio from time to time, such as, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, or the inability to hire suitable personnel and engineering contractors or secure supply agreements on commercially suitable terms, may have a material adverse effect on the profitability of Maverix, the financial condition of Maverix and results of its operations.

Dependence on Key Personnel

Maverix is dependent on the services of a small number of key management personnel. The ability of Maverix to manage its activities and its business will depend in large part on the efforts of these individuals. There can be no assurance that Maverix will be successful in engaging or retaining key personnel. The loss of the services of a member of the management of Maverix could have a material adverse effect on the Company. From time to time, Maverix may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. The number of persons skilled in the acquisition of Royalties and or Streams is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to the success of Maverix and there can be no assurance that Maverix will be successful in recruiting and retaining the personnel it needs to successfully operate its business. If Maverix is not successful in attracting and retaining qualified personnel, the ability of Maverix to execute on its business model and strategy could be affected, which could have a material and adverse impact on its profitability, results of operations and financial condition.

Competition

Maverix will compete with other companies for Streams and Royalties. Other companies may have greater resources than Maverix. Any such competition may prevent Maverix from being able to secure new Streams or acquire new Royalties. Future competition in the royalty and streaming sector could materially adversely affect Maverix’s ability to conduct its business. There can be no assurance that Maverix will be able to compete successfully against other companies in acquiring new Royalty and or Stream interests. In addition, Maverix may be unable to acquire Royalties or Streams at acceptable valuations which may result in a material and adverse effect on Maverix’s profitability, results of operations and financial condition.

Project Operators may not Respect Contractual Obligations

Royalty, Stream and other interests in properties or projects are contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of Royalties, Stream and other interests do not abide by their contractual obligations, Maverix may be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely to Maverix, may have a material and adverse effect on Maverix’s profitability, results of operations, financial condition, and the trading price of the Common Shares of Maverix.

Rights of other Interest-Holders

Some Royalty and Stream interests are, or may be, subject to buy-down or step-down provisions pursuant to which an operator or counterparty may buy back all or a portion of the Royalty or Stream, or, the rate of the Royalty or Stream may decrease on the occurrence of certain events, pre-emptive rights pursuant to which certain parties may have a right of first refusal or first offer with respect to a proposed sale or assignment of a Royalty or Stream to Maverix, or even claw back rights pursuant to which a seller of a Royalty or Stream to Maverix has a right to re-acquire the Royalty or Stream, or a portion thereof. The exercise of these types of rights, or their occurrence, may impact Maverix’s investment in the Royalty or Stream and could produce material adverse effects on Maverix’s income and business.

Defects in Royalties or Streams

A defect in a contract underlying a Royalty, Stream or other interest in a property or project may arise that impacts the claim of Maverix to the Royalty, Stream or other interest in a property or project. A defect in an underlying contract may result in a material advise impact to Maverix’s profitability, results of operations, financial condition and or the trading price of Maverix’s Common Shares.

Concentration of Share Ownership

As at the date of this AIF, Newmont owns approximately 28.6% of the outstanding Common Shares (on a non-diluted basis), Pan American owns approximately 17.7% of the outstanding Common Shares (on a non-diluted basis), and Kinross owns approximately 7.6% of the outstanding Common Shares (on a non-diluted basis). As a result of the share ownership, and pursuant to the Shareholders’ Agreements (as defined below), Pan American and Newmont each maintain certain rights including, but not limited to, a right to maintain their pro rata interest in Maverix should Maverix issue or sell any securities and a right to board appointees. Kinross, pursuant to an investor agreement, also maintains certain rights to maintain its pro rata interest in Maverix. The concentrated share ownership of Pan American, Newmont and Kinross could have the effect of delaying or preventing a change of control. See “Material Contracts – Shareholder Agreements”.

Compliance with Terms of Credit Facility

There is no assurance that the Credit Facility, or any other credit facilities or agreements that Maverix enters into, will be renewed or refinanced, or if renewed or refinanced, that the renewal or refinancing will occur on equally favorable terms to Maverix. The Credit Facility is secured by a portion of Maverix’s assets and places covenants and continuing obligations on Maverix. There is a risk that Maverix defaults on its obligations under the Credit Facility which could result in the lenders realizing on the security.

Equity Investment Price Risk

From time-to-time Maverix holds common shares, warrants and other equity investments in other exploration and mining companies exposing it to equity price risk because of these investments. The applicable daily traded volume of any of the securities that underly an equity investment may not be sufficient to enable Maverix to liquidate a position in a short period of time without affecting the market value of such securities. In some cases, there may not be a market at all for the securities that underlie an equity investment. There are risks associated with an investment in Maverix and Maverix will be exposed to similar risks in making investments in the equity securities of other exploration and mining companies. Maverix does not actively trade the investments. Equity prices of long-term investments are impacted by various factors, including commodity prices.

Regulatory Risks – LIBOR

Maverix’s contracts, other arrangements, or financing terms may rely in some fashion on the London Inter-Bank Offered Rate (“LIBOR”). LIBOR is an average interest rate, determined by the ICE Benchmark Administration, that banks charged one another for the use of short-term money. The United Kingdom’s Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that LIBOR was to be phased out and that following the end of 2021 only certain tenors of USD LIBOR will be available for loans issued prior to December 31, 2021. LIBOR is being replaced in many instances by new risk-free overnight interest rate benchmarks. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate. The FCA has confirmed it will permit the use of synthetic Sterling and Yen LIBOR rates in all legacy LIBOR contracts, other than cleared derivatives, that have not been changed at or ahead of December 31, 2021.

Any potential effects of the transition away from LIBOR on Maverix can be difficult to ascertain, and they may vary depending on whether, how, and when industry participants develop and adopt new reference rates. For example, an investment previously made by Maverix may involve a contract that does not contain language that contemplates the discontinuation of LIBOR, and, as a result, that particular investment could experience increased volatility or illiquidity because of the transition process. In addition, interest rate provisions included in contracts or other arrangements previously entered into by Maverix may need to be renegotiated in contemplation of the transition away from LIBOR. The transition may also result in a change in the cost of borrowing for Maverix. Any such effect of the transition away from LIBOR, as well as other unforeseen effects, could have a negative impact on Maverix’s operations.

Conflicts of Interest

Certain directors and officers of Maverix also serve as directors and/or officers of other companies that are involved in natural resource exploration, development and mining operations, including Newmont and Pan American, and consequently there exists the possibility for such directors and officers to be in a position where there is a conflict of interest. Any decision made by any such directors and officers will be made in accordance with their duties and obligations to deal in good faith and in the best interests of Maverix and its shareholders. Each director that is in a conflict of interest is required to declare such conflict and abstain from voting on a matter in which that director is conflicted in accordance with applicable law.

Future Financing and Future Securities Issuances

There can be no assurance that Maverix will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing result in delay or postponement of further royalty or stream creation or acquisition activities which may result in a material and adverse effect on Maverix’s profitability, results of operations and financial condition. Maverix may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity, which could result in dilution to shareholders.

Litigation affecting Properties

Potential litigation may arise on a property on which Maverix holds or has a Royalty or Stream interest (for example, litigation between joint venture partners or between operators and original property owners or neighbouring property owners). Maverix will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) could have a material and adverse effect on Maverix’s profitability, results of operations, financial condition, and the trading price of the Common Shares of Maverix.

Changes in and interpretation of Tax Laws Impacting Maverix

The introduction of new tax laws or regulations, or changes to, or differing interpretation of, or application of, existing tax laws or regulations in Canada, Australia, and the United States or any of the countries in which the mining operations that Maverix holds an interest in are located, could result in an increase in the Company’s taxes, or other governmental charges, duties, withholding taxes or impositions. Any such change, implementation or differing interpretation of new or existing tax laws or regulations could adversely affect Maverix’s ability to conduct its business. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in the profits of Maverix being subject to additional taxation or which could otherwise have a material adverse effect on the profitability of Maverix, Maverix’s results of operations, financial condition, and the trading price of the Common Shares of Maverix. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make Royalties, Streams, or other investments by Maverix less attractive to counterparties. Such changes could adversely affect the ability of Maverix to acquire new assets or make future investments.

Reviews Conducted by Tax Authorities

Reviews conducted by tax authorities, now or in the future, may result in adverse tax consequences to the Company. Tax authorities in jurisdictions applicable to the Company may periodically conduct reviews of the Company’s tax filings and compliance. A review could result in adverse tax consequences and unexpected financial costs. Management of the Company believes that the Company has filed its tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws.  If the Canada Revenue Agency or other applicable tax authority successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

Failure to Maintain Adequate Internal Control over Financial Reporting

The Company is required to assess its internal controls to satisfy the requirements of applicable securities laws which require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with applicable laws. The Company’s failure to satisfy applicable requirements on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements which, in turn, could harm the Company’s business and negatively impact the market value of the Company’s Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results, or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel.

Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures, and controls in its acquired operations. Future acquired companies, if any, may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure compliance, the Company cannot be certain that it will be successful in complying with applicable requirements on an ongoing basis.

Information Systems and Cyber Security

The Company’s information systems, and those of its counterparties under the Stream and Royalty agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company, its suppliers, or its counterparties. The Company’s operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the Royalty and Stream agreements, protect networks, equipment, information technology systems and software against damage from several threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

Shareholder Activism

Publicly traded companies can be subject to campaigns by activist shareholders who are advocating for changes to corporate governance practices, certain corporate actions, or reorganizations or to seek changes in respect of prevalent social issues. Such campaigns undertaken by activist shareholders can include, proxy contests, media campaigns and or other activities. Maverix can provide no assurance that it will not be subject to such a campaign. It could be costly and time consuming for Maverix to respond to a campaign and there could occur a material adverse effect on Maverix’s share price and corporate reputation. Responding to such a campaign could divert the attention and resources of Maverix’s management and Board which could result in an adverse effect on Maverix’s business, future strategic direction and as well result in the loss of future business opportunities and Maverix’s ability to attract and retain qualified personnel.

Reputation Damage

Damage to Maverix’s corporate reputation could result from the actual or perceived occurrence of any number of events, and could include negative publicity, whether true or false and misleading. Maverix has no direct control over how it is perceived, and reputational damage could result in loss and have a material adverse effect on Maverix’s financial performance, financial condition, cash flows and future corporate development activities.

Risks Related to Mines and Mining Operations

Risk Factors applicable to Owners and Operators of Properties in which Maverix holds an Interest

To the extent that they relate to the production of minerals from or the continued operation of, properties in which Maverix holds a Royalty or Stream interest, Maverix will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Public Health Crises, including COVID-19

The business, operations and financial condition of the companies and projects in which Maverix has invested or may hold an interest, could be materially adversely affected by the outbreak of epidemics, pandemics, or other public health crises, such as the COVID-19 outbreak. The extent to which COVID-19 impacts the business, operations, and the market for securities of Maverix’s operating partners, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the COVID-19 outbreak and the actions taken to contain or treat the outbreak. In particular, the continued spread of COVID-19 globally could materially and adversely impact the mines in which Maverix holds an interest or could create slowdowns or temporary suspensions of operations.

Exploration, Development and Operating Risks

Mining involves a high degree of risk. Mines and projects in which Maverix has or may enter into a Royalty or Stream agreement are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather-related events, unusual and unexpected geology formations, seismic activity, rock bursts, cave-ins, pit-wall failures, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down mining operations temporarily or permanently. Mining operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability for the owners or operators of the mining operations.

Commodity Prices

Metal prices are subject to fluctuation and any future significant decline could result in mines, mining operations and project development to cease. Owners and operators of mines and development projects could be forced to cease operations or discontinue development of a particular project, which could materially adversely affect Maverix’s business operations and profitability.

Environmental Risks

All phases of mine operation or development are subject to governmental regulation including environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines, and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the mines and projects in which Maverix has an interest and consequently, the results of Maverix’s operations. Also, unknown environmental hazards may exist on the properties at present which were caused by previous or existing owners or operators of the properties and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties. One or more of the mining companies may become liable for such environmental hazards caused by previous owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The occurrence of any environmental violation or enforcement action may have an adverse impact on the operations at the mines and projects in which Maverix has an interest in, could adversely affect Maverix’s reputation and Maverix’s results of operations.

International Interests

Certain operations that underlie Maverix’s Streams and Royalties are conducted, or will be conducted, outside of the United States and Canada, including in Mexico, Peru, Chile, Australia, Argentina, Burkina Faso, Honduras, the Dominican Republic, French Guiana, Russia, Côte d’Ivoire, Ghana, New Zealand, Brazil and the Democratic Republic of the Congo and could be exposed to political, economic or other risks or uncertainties. These types of risks or uncertainties may differ between countries and can include but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, fluctuations in currency exchange rates, inflation rates, labour unrest, risk of war or civil unrest, expropriation and nationalization, renegotiation or nullification of mining or mineral concessions, licenses, permits, authorizations and contracts, illegal mining or mineral exploration, taxation changes, modifications, amendments or changes to mining and mineral laws, regulations, policies, and changes to government regulations in respect of foreign investment and mining.

Government Regulation, Permits and Authorizations

The exploration and development activities related to mine operations are subject to extensive laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating, and closing specific mine operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of mines or projects would not proceed with the development of, or continue to operate, a mine. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations, and enforcement policies thereunder and claims for damages to property and persons resulting from mining operations could result in substantial costs and liabilities for the owners or operators of mines or projects in the future such that they would not proceed with the development of, or continue to operate, a mine.

Government approvals, licences and permits are currently, and will in the future be, required in connection with mining operations. To the extent such approvals are required and not obtained, mining operations may be curtailed or prohibited from proceeding with planned operations, which could have an impact on the business and financial condition of Maverix. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on mining operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Climate Change

Climate change legislation and treaties are being introduced more frequently by governments globally. Regulation in respect of emission levels and the efficient use of energy is becoming more stringent. Continuation of the current regulatory trend in respect of climate change could have the impact of increasing costs at those mining operations that Maverix has an investment in. Climate change could produce adverse impacts to underlying mining operations through the disruption of mining operations and their associated resource supply lines because of extreme weather events and natural disasters. There can be no assurance that efforts to mitigate risks from climate change can be effective and that physical risks resulting from climate change will not have an adverse impact on mining operations.

Permitting

The operation of a mine or project is subject to receipt and maintenance of permits from appropriate governmental authorities. Although Maverix believes that, other than as discussed elsewhere herein, the owners and operators of the mines and projects in which Maverix has an interest currently have all required permits for their respective operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of the properties, permits from appropriate governmental authorities may be required. There can be no assurance that the owners or operators of the mines or projects will continue to hold all permits necessary to develop or continue operating at any particular property.

Infrastructure

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the owners and operators of mines or projects and may delay exploration, development, or extraction activities. Certain equipment may not be immediately available or may require long lead time orders. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or production at a mine or project. Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect operations at a mine or project.

Dependence on Operator’s Employees

Production from the properties in which Maverix holds an interest depends on the efforts of operators’ employees. There is competition for persons with mining expertise. The ability of the owners and operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts, or other work stoppages, any of which could have a material adverse effect on such operations, results of operations and financial condition of Maverix. If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the business and financial condition of Maverix.

Mineral Resource and Mineral Reserve Estimates

Mineral reserve and or mineral resource estimates for a specific mine or project may not be correct. The figures for mineral resources and mineral reserves in this AIF are estimates only and were obtained from technical reports filed in respect of the La Colorada mine and the Beta Hunt mine. There can be no assurance that estimated mineral reserves and mineral resources will ever be recovered or recovered at the rates as estimated. Mineral reserve and mineral resource estimates are based on sampling and geological interpretation and are uncertain because samples used may not be representative. Mineral reserve and mineral resource estimates require revision (either to demonstrate an increase or decrease) based on production from the mine or project. The fluctuations of commodity prices and production costs, as well as changes in recovery rates, may render certain mineral reserves and mineral resources uneconomic and may result in a restatement of estimated reserves and/or mineral resources.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of mineral resources, there is no assurance that mineral resources will be upgraded to proven and probable mineral reserves because of continued exploration.

Depleted Mineral Reserve Replacement

Mines have a limited time of operation because of the proven and probable mineral reserves attributed to a specific mine. A mining company operating a specific mine will be required to replace and expand mineral reserves depleted by a mine’s production to maintain production levels over a long term. It is possible to replace depleted mineral reserves by expanding known ore bodies through exploration, locating new deposits, or acquiring new mines or projects. Mineral exploration is highly speculative in nature. It can take several years to develop a potential site of mineralization. There is no assurance that current or future exploration programs conducted by mining companies will be successful. There is a risk that the depletion of mineral reserves by mining companies that Maverix has contracted with will not be replenished by discoveries or acquisitions.

Employee Relations

Production at mines or projects in which Maverix holds an interest depend on the efforts of employees. There is global competition for geologists and persons with mining expertise. The ability of a mining company to hire and retain geologists and persons with mining expertise is key to the specific mines or projects in which Maverix holds or may hold an interest. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which specific mines operate or in which a specific project is conducted. Changes in such legislation or otherwise in a mining company’s relationships with their employees may result in strikes, lockouts, or other work stoppages, any of which could have a material adverse effect on the operation of mines or projects, the results of operations and financial condition.

Uninsured Risks

The mining industry is subject to significant hazards and a high degree of risk that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Where a mining company considers it practical to do so, it maintains insurance in amounts that it believes to be reasonable, including insurance for workers’ compensation, theft, general liability, all risk property, automobile, directors and officers’ liability and fiduciary liability and others. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, a mining company’s insurance policies may not provide coverage for all losses related to their business (and specifically do not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material adverse effect on the mining companies’ profitability, results of operations and financial condition.

Land Title

Although title to specific mines or projects has been or will be reviewed by or on behalf of Maverix, no assurances can be given that there are no title defects affecting the properties and mineral claims owned or used by specific mines or projects. Companies may not have conducted surveys of the claims in which they hold direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. It is possible that a specific mine or project may be subject to prior unregistered liens, agreements, transfers, or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, mining companies may be unable to operate the specific mine or project as permitted or to enforce their rights with respect to that specific mine or project which may ultimately impair the ability of these owners and operators to fulfill their obligations under their agreements with Maverix.

Permitting, Construction and Development

Certain mines and projects that Maverix may seek to invest in may be in various stages of permitting, construction, development, and expansion. Construction, development and expansion of such mines or projects is subject to numerous risks, including, but not limited to delays in obtaining equipment, materials, and services essential to completing construction of such projects in a timely manner; delays or inability to obtain all required permits; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the owners or operators of such mines or projects will have the financial, technical, and operational resources to complete the permitting, construction, development and expansion of such mines or projects in accordance with current expectations or at all.

Indigenous Peoples

Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples. Maverix holds Royalty or Stream interests on operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. The mining companies’ current or future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development on those projects or operations on which Maverix holds a Royalty or Stream interest. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks, or other forms of public expression against the Company or the owner/operators’ activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous people may disrupt or delay activities of the owners/operators of Maverix’s Royalty or Stream assets.

Risks Related to the Securities of Maverix

Securities of Maverix are subject to Price Volatility

Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Maverix include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of industries or asset classes.  Global public health crises can also result in global stock market and financial market volatility, because of declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including because of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit ratings, credit risk and inflation. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares of Maverix at any given time may not accurately reflect the long-term value of Maverix.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Maverix.

Dividend Policy

Although the Company paid a dividend in respect of each calendar quarter of the financial year ended December 31, 2021 (see “Dividends”), the Company may not be able to declare or pay dividends in the future. Payment of any future dividends will be at the discretion of the Board, after considering a multitude of factors appropriate in the circumstances, including the Company’s operating results, financial condition and current and anticipated cash needs.

Limitations on the enforcement of Civil Judgments

A substantial portion of the assets of Maverix are located outside of Canada. As a result, it may not be possible for investors in the securities of Maverix to collect on judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada.

Passive Foreign Investment Company Status for the Financial Year Ended December 31, 2021

Certain adverse U.S. federal income tax consequences may result for U.S. investors if Maverix was determined to be a passive foreign investment company (“PFIC”) within the meaning of Section 1297 of the Internal Revenue Code of 1986 for the current or a future tax year. The determination of PFIC status is inherently factual, is subject to several uncertainties, and can be determined only annually at the close of the tax year in question. Although the Company has not made a formal determination as to whether it was a PFIC for the tax year ended December 31, 2021 and does not plan to make such a determination for subsequent years, there could be a risk that it was a PFIC for the tax year ended December 31, 2021 and anticipates that there could be a risk that it will be a PFIC in subsequent years.

If Maverix was a PFIC for any tax year during a period where a U.S. investor held Common Shares, then such U.S. investor generally will be subject to a special, highly adverse tax regime with respect to so-called “excess distributions” received on Common Shares. Gains realized upon a disposition of Common Shares held by a U.S. investor (including upon certain dispositions that would otherwise be tax-free) also will be treated as excess distributions. Excess distributions are punitively taxed and are subject to additional interest charges. Additional special adverse rules also apply to U.S. investors who own Common Shares if Maverix is a PFIC and has a non-U.S. subsidiary that is also a PFIC. A U.S. investor may make certain elections with respect to its Common Shares to mitigate the adverse tax rules that apply to PFICs, but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income. Each U.S. investor should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of Common Shares.

MATERIAL ASSETS

As at the date of this AIF the Company’s Stream on the La Colorada mine and its Royalty interests in the Beta Hunt mine are its material assets.

La Colorada Mine, Mexico

A technical report was prepared for Pan American pursuant to NI 43-101 entitled “Technical Report for the La Colorada Property, Zacatecas, Mexico” and dated December 31, 2019 (the “La Colorada Report”).

The following description of the La Colorada mine has been prepared in reliance, in part, on the La Colorada Report and the Pan American AIF and readers should consult the La Colorada Report and the Pan American AIF to obtain further particulars on the La Colorada mine. The La Colorada Report and the Pan American AIF are available for review under Pan American’s profile on SEDAR (www.sedar.com). Information in this section that provides non-material updates to information in the La Colorada Report has been provided by Pan American and/or has been sourced from Pan American’s press releases or continuous disclosure with respect to the La Colorada Mine.

While Maverix does not have any knowledge that such information is not accurate, Maverix has not independently verified this information and there can be no assurance that such third-party information is complete or accurate. See “Introductory Notes – Technical and Third-Party Information”.

Project Description, Location and Access

The La Colorada underground silver mine is located in Zacatecas State, Mexico, approximately 100 kilometres south of the city of Durango and 155 kilometres northwest of the city of Zacatecas. The mine is accessed primarily from the cities of Durango and Zacatecas by paved highway and all weather gravel roads.

Pan American’s wholly-owned subsidiary, Plata Panamericana, owns and operates the mine. The La Colorada property, including certain exploration concessions outside the mining area, is comprised of 56 mining claims totalling approximately 8,840 hectares. Pan American pays an annual fee to maintain the claims in good standing, and to our knowledge, has met all of the necessary obligations to retain the property.

Pan American has control over or rights in respect of approximately 1,300 hectares of surface rights covering the main workings. All of the La Colorada mineral reserves and mineral resources and all of the known mineralized zones, mine workings, the processing plant, effluent management and treatment systems, and tailings disposal areas are located within the mining claims controlled by the company.

While there are no known significant factors or risks that are currently expected to be reasonably likely to affect access or title, or the right or ability to perform work on the La Colorada mine, certain community and land ownership rights have been asserted over a portion of the La Colorada surface lands. In addition to claims in the Agrarian Courts in Mexico, a process was initiated before the Secretariat of Agrarian, Territorial and Urban Development in Zacatecas to declare such lands as national property. While Pan American is seeking to protect its rights, there could be a material adverse impact on La Colorada’s future mining operations if we are unable to maintain access to those surface areas.

Pan American is exposed to many risks in conducting its business, both known and unknown, and there are numerous uncertainties inherent in estimating mineral reserves and resources and in maintaining viable operations. Although Pan American has no current expectation that the mineral reserve and resource estimates will be materially negatively impacted by external factors such as environmental, permitting, title, access, legal, taxation, availability of resources, and other similar factors, changes in relation to such factors are not uncommon in the mining industry and there can be no assurance that these factors will not have a material impact. For example, the third-party claims with respect to a portion of Pan American’s surface rights described herein could, if determined adversely, have a material impact on the La Colorada operation. The political, economic, regulatory, judicial, and social risks related to conducting business in foreign jurisdictions, and changes in metal and commodity prices, pose particular risk and uncertainty to Pan American and could result in material impacts to Pan American’s business and performance. In addition to external factors and risks, the accuracy of any mineral reserve and resource estimate is, among other things, the function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Results from drilling, testing, and production, as well as a material change in metal prices, changes in the planned mining method, or various operating factors that occur subsequent to the date of the estimate may justify revision of such estimates and may differ, perhaps materially, from those currently anticipated, and readers are cautioned against attributing undue certainty to estimates of mineral reserves and resources.

History

The Dorado family operated mines at two locations on the property in 1925. From 1929 to 1955, Candelaria y Canoas S.A., a subsidiary of Fresnillo S. A., installed a 100 tonne per day flotation plant and worked the old dumps of two previous mines on the property. From 1933 to the end of World War II, La Compañia de Industrias Peñoles also conducted mining operations on the property. From 1949 to 1993, Compañia de Minas Victoria Eugenia S. A. de C. V. (“Eugenia”) operated a number of mines on the property. In 1994, Minas La Colorada S. A. de C. V. (“MLC”) acquired the exploration and exploitation claims and surface rights of Eugenia. Until 1997, MLC conducted mining operations on three of the old mines on the property at a rate of approximately 150 tonnes per day. During these time periods, exploration was mainly in the form of development along the veins.

In 1997, Pan American entered into an option agreement with MLC, during which time Pan American conducted exploration and diamond drilling as part of its due diligence reviews Pan American acquired the property from MLC in April 1998 and has focused its production on the Candelaria, Estrella, and Recompensa mines. Pan American has been producing annually since 1998.

In 2016, Maverix acquired a gold stream equivalent of 100% of the payable gold production from the La Colorada mine.

Geological Setting, Mineralization, and Deposit Types

The La Colorada mine is located in the Sierra Madre Occidental volcanic belt, at the contact between the Lower Volcanic Supergroup and the Upper Volcanic Supergroup. The oldest rocks exposed on the property are Cretaceous limestones of the Cuesta del Cura Formation and calcareous clastic rocks of the Indidura Formation. They are overlain by conglomerates of the early Tertiary Ahuichilla Formation. East to northeast striking faults form the dominant structures at the property and play a strong role in local mineralization.

Economic mineralization is found in veins, replacement mantos, and skarn. The majority of the mineral resources and mineral reserves are sourced from the NC vein series, the HW vein series, Veta 3, the Amolillo vein system, vein and manto mineralization at the Recompensa system and the new undeveloped skarn deposit.

Most mineralized veins strike east to northeast and dip moderately to steeply to the south. Most of the mineralization of economic significance is located in quartz veins that average 1 metre to 2 metres wide, but may be significantly wider. Amolillo strikes over 1.5km to the northeast and dips 60° to the southeast, for over 800 metres down dip. The average vein width is 2.2 metres. The NC vein series lies around 700 m to the southeast of Amolillo. The most significant of these veins, NC2, strikes around 1.2km to the northeast and dips 75° to the southeast, for over 1km down dip. The average vein width is 1.9 metres. The HW series is the western continuation of the NC series, strikes east-west, and dips 50° to the south, for over 600 m down dip. The average vein width is 1.8 metres. Veta 3 runs parallel to the HW and NC series, strikes for over 900 m to the northeast, and dips 75° to the northwest, for around 400 m down dip. The average vein width is 1.7 metres.

Manto style mineralization is found near vein contacts where the primary host rock is limestone.

A significant skarn deposit was discovered in 2018 at depth and to the east of the NC2 vein. With increasing depth, mineralization styles progress from epithermal style veins, to manto style mineralization in calcareous sediments, skarn, magmatic hydrothermal breccia skarn, proximal skarn, epithermal veins overprinting porphyry, and copper-molybdenum-silver porphyry. Common minerals include galena and sphalerite, with quartz, carbonate, feldspar, pyroxene, and garnet. The deposit, as currently defined, comprises several zones of mineralization located between 600 metres to 1,900 metres below surface, over an area of around 850 metres by 650 metres.

Exploration

The mine had been working for several decades prior to any specific exploration work and most major structures became known through mine development. Prior to Pan American’s ownership, 131 diamond drillholes for a total of 8,665 metres had been completed by MLC, and between September 1997 and March 1998, while the property was under option, Pan American conducted a geophysical survey comprising very low frequency radio and induced polarization.

Since Pan American acquired the La Colorada mine, staff and consulting structural geologists have carried out near mine surface and underground geological and structural mapping. Underground channel and raise sampling are conducted for grade control and mineral resource and reserve estimates as mining progresses.

Drilling

All drilling is by diamond drilling from surface and underground using industry standard drill machines and downhole survey tools. Drilling is conducted by both our employees and private drilling contractors under the supervision of the mine geology department. Near mine surface and underground diamond drilling exploration campaigns are ongoing on an annual basis for mineral resource and mineral reserve estimates.

Sampling, Analysis, and Data Verification

The drill core is cut in half with a diamond bladed saw and samples are selected with respect to geological features, at 2 metre lengths or less. Channel samples of approximately one metre in width are taken in ore development areas and stopes. The samples are maintained in secure facilities and are under the control of our employees or the independent laboratory at all times. We have no reason to believe that the validity and integrity of the samples has been compromised.

The drillhole samples are prepared by the internal La Colorada mine laboratory, which is operated by our employees, and by independent laboratories including SGS of Durango, Activation Laboratories Ltd (“Actlabs”) of Zacatecas, and Bureau Veritas of Hermosillo. Both Actlabs and SGS used fire assay with gravimetric finish for gold and acid digestion with ICP finish for silver, lead, zinc, and copper. Bureau Veritas used fire assay with gravimetric finish for gold and acid digestion with ICP finish for silver, lead, zinc, and copper in their Vancouver, Canada laboratory. The La Colorada mine laboratory used fire assay with gravimetric finish for gold and silver, and acid digestion with atomic absorption finish for lead, zinc, and copper.

The mine geology department conducts a quality assurance/quality control (“QAQC”) program that is independent from the laboratory. The program includes the insertion of certified standards, blanks and duplicate samples. The results of the QAQC samples demonstrate acceptable accuracy and precision and that no significant contamination is occurring at the mine or external laboratories.

Mineral Processing and Metallurgical Testing

As part of normal plant operation procedures, metallurgical analysis and testing is undertaken as required. The majority of these analyses are to assess mill performance and metallurgical recovery. Metal recovery forecasts used in our mine plans are based on the historical performance of the plant operations and the tonnes and grade of material that is planned to be mined.

Mineral Resource and Mineral Reserve Estimates

The following mineral reserves and mineral resources statements were obtained from the Pan American website, dated June 30, 2021 (https://www.panamericansilver.com/assets/Reserves-Resources/PAAS-Mineral-Reserves-and-Mineral-Resources-as-at-June-30-2021-v2.pdf)

Pan American management estimates that mineral reserves at La Colorada, as at June 30, 2021, are as follows:

La Colorada Mineral Reserves (1), (2), (3)
		Grams	Grams
		of Silver	of Gold
Reserve	Tonnes	per	per		%	Contained	Contained	Contained	Contained
Category	(Mt)	tonne	tonne	% Zinc	Lead	Ag (Moz)	Au (koz)	Zn (kt)	Pb (kt)
Proven	3.9	350	0.25	2.1%	1.2%	44	30.6	81	45
Probable	6.2	289	0.19	2.1%	1.2%	57	38.2	127	73
TOTAL	10.0	312	0.21	2.1%	1.2%	101	68.8	208	118

Notes:

(1)The mineral reserve estimates were obtained from the Pan American statement of Mineral Reserves as at June 30, 2021.
(2)Estimated using a price of $18.00 per ounce of silver, $1,300 per ounce gold, $2,450 per tonne of zinc and $2,000 per tonne of lead.
(3)Lead and zinc grades shown are the average for the deposit. However, the base metals are only payable in the concentrates produced from the sulphide ores and not in the doré produced from the oxide ores.

Pan American management estimates that mineral resources at La Colorada, as at June 30, 2021, are as follows:

La Colorada Mineral Resources (1), (2), (3)
		Grams
		of	Grams
		Silver	of Gold
Reserve	Tonnes	per	per	%	%	%	Contained	Contained	Contained	Contained	Contained
Category	(Mt)	tonne	tonne	Zinc	Lead	Copper	Ag (Moz)	Au (koz)	Zn (kt)	Pb (kt)	Cu (kt)
Measured	1.3	185	0.15	1.4%	0.8%	0.0%	7.6	6.0	18	11	0
Indicated	1.9	175	0.15	2.1%	1.2%	0.0%	10.6	9.0	40	23	0
Inferred	8.4	190	0.15	2.5%	1.3%	0.0%	51.1	40.9	208	108	0
Inferred - Skarn	100.4	44	0.00	4.3%	1.8%	0.2%	141	0.0	4307	1777	88

Notes:

(1)Mineral resource estimates were obtained from the Pan American statement of Measured and Indicated Mineral Resources as at June 30, 2021.

(2)These mineral resources are in addition to mineral reserves. All resources except for the skarn were estimated using a price of $18.00 per ounce of silver, $1,300 per ounce gold, $2,450 per tonne of zinc and $2,000 per tonne of lead. The skarn utilized $18.50 per ounce of silver, $2,600/t of zinc, $2,200 per tonne of lead and $6500 per tonne of copper.
(3)	Lead and zinc grades shown are the average for the deposit. However, the base metals are only payable in the concentrates produced from the sulphide ores and not in the doré produced from the oxide ores.

The mineral resource estimate is depleted annually for mining in the previous year. Planned dilution and loss is applied to the block model and a value per tonne is applied to each block. Reserve and resource underground stope shapes were prepared on blocks above the economic cut-off. Mineral resources that can be economically mined are converted to mineral reserves.

Mineral reserve estimates are based on a number of assumptions that include metallurgical, taxation, and economic parameters. Increasing costs or increasing taxation could have a negative impact on the estimation of mineral reserves. There are currently no known factors that may have a material negative impact on the estimate of mineral reserves or mineral resources at the La Colorada mine.

Mining Operations

Underground mining currently takes place at the Candelaria and Estrella mines utilizing cut and fill and long hole open stoping methods. The main access ramps and haulage drifts are designed at 3.5 metres wide by 3.5 metres high, with a maximum gradient of 15%. Main levels have a vertical interval of 30 metres. Minimum mining widths are either 1.8 metres with planned dilution of 0.3 metres either side, or 1.5 metres with planned dilution of 0.2 metres either side, depending on vein width, and cuts are 2.4 metres high.

Handheld drills or electric hydraulic jumbo drills are used for development mining to access the ore, depending on the size of excavation required. Scoops are used for tramming ore and backfill to and from stopes, and haul trucks are used for underground ore haulage. Ground support is provided by rock bolts, with screen and shotcrete as required, as well as by backfilling mining voids with development waste rock or mill tailings. Ore is hoisted to the surface in a shaft with a capacity in excess of 2,300 tpd and hauled to the mill crusher stockpile. When required, ore can be hauled to the surface using the two mine access ramps present in both mines.

Processing and Recovery Operations

The operation produces both oxide and sulphide ore processed in two separate circuits with a total nominal plant capacity of 2,000 tpd. The oxide plant is a conventional cyanide leach process comprised of crushing, grinding, leaching, Merrill Crowe zinc precipitation, and on-site refining to produce doré. The sulphide plant has a conventional flotation process comprised of crushing, grinding, and selective lead and zinc froth flotation circuits to produce separate precious metal rich lead and zinc concentrates. In the oxide plant, metallurgical recoveries averaged 83.7% for silver and 52.8% for gold in 2021. In the sulphide plant, recoveries in 2021 averaged 91.6% for silver, 61.3% for gold, 83.4% for lead, and 85.0% for zinc.

All precious metal doré produced at the La Colorada mine is sent to one of two arm’s length precious metals refineries for refining under fixed-term contracts. After refining, the silver is sold on the spot market to various bullion traders and banks, and the gold is sold to Maverix pursuant to the Maverix Stream. All lead and zinc concentrates produced at the La Colorada mine are sold to arm’s length smelters and concentrate traders under negotiated fixed-term contracts, which consider the presence of any deleterious elements. To date, Pan American has not experienced difficulty with renewing existing or securing new contracts for the sale of the La Colorada doré or concentrates, however, there can be no certainty that Pan American will always be able to do so or what terms will be available in the future. Pan American regularly reviews the terms of smelting and refining agreements and the terms are considered to be within industry norms.

During 2021, La Colorada processed 572.5 thousand tonnes, producing 5.2 million ounces of silver, 2.7 thousand ounces of gold, 10.0 thousand tonnes of zinc, and 5.2 thousand tonnes of lead

The revenue per type of concentrate and doré produced by the La Colorada mine for the past three years were as follows:

	Revenue(1),(2)	Quantity
2021
Silver and Gold in Doré	$18.5 million	892,231	ounces of silver
		446	ounces of gold
Lead Concentrate (4)	$85.6 million	10,830	tonnes
Zinc Concentrate (4)	$26.0 million	17,135	tonnes
2020
Silver and Gold in Doré	$5.1 million (3)	797,506	ounces of silver
		437	ounces of gold
Lead Concentrate (4)	$101.5 million	16,358	tonnes
Zinc Concentrate (4)	$22.2 million	241,148	tonnes
2019
Silver and Gold in Doré	$16.8 million	1,145,000	ounces of silver
		680	ounces of gold
Lead Concentrate (4)	$121.4 million	20,986	tonnes
Zinc Concentrate (4)	$39.5 million	36,221	tonnes

Notes:

(1)Consists of sales to arm’s length customers.
(2)Calculated as gross revenue plus export credit incentives less treatment and refining charges and export taxes.
(3)Reduced by approximately $8.5 million in 2020 as a result of a non-cash adjustment, $5.3 million of which relates to prior periods.
(4)Lead concentrates contain payable silver and gold. Zinc concentrates contain payable silver.

Infrastructure, Permitting and Compliance Activities

The mine workings, processing plant, tailings storage facilities, waste disposal areas, effluent management and treatment facilities, roads, and power and water lines have all been constructed and are located within the boundaries of the mining leases and surface rights controlled by us. To the best of Pan American’s knowledge, all permits and licenses required to conduct its activities on the property have been obtained and are currently in good standing.

The La Colorada mine purchases electrical power from the Mexican national power utility and back up diesel power is also available. Water for the mining operation is supplied from the underground mine dewatering systems.

An environmental impact statement and risk assessment on the La Colorada property was first submitted to the Mexican environmental authorities in early March 1999 and has subsequently been maintained and updated, including a major permit modification for the La Colorada mine expansion in 2017.

The main environmental projects focus on the stability and revegetation of historic tailings facilities. There are no known environmental issues that could materially impact Pan American’s ability to extract the mineral resources or mineral reserves.

Permitting activities related to the La Colorada skarn deposit commenced in 2020 and applications for twin decline ramps and a new 700m deep shaft to access the deposit were approved by the Mexican environmental authorities in 2021.

The La Colorada mine voluntarily participates in the Mexican Environmental Protection Authority’s “Clean Industry” program, which involves independent verification of compliance with all environmental permits and the implementation of good practice environmental management procedures and practices. The La Colorada mine obtained its first certification in 2008 and is periodically re-certified.

A closure cost estimate for La Colorada prepared according to State of Nevada approved SRCE methodology is updated every year for unit costs and discount rates, and every other year for physical disturbance. Pan American has estimated the present value of the final site reclamation costs for the La Colorada mine to be approximately $6.4 million effective December 31, 2021.

Capital and Operating Costs

In 2021, total capital additions at La Colorada were approximately $65.5 million, with $39.5 million invested in expenditures related to the expansion activities, including exploration on the new skarn mineralization.

Capital investments for the La Colorada mine in 2022 are anticipated to total between $96.0 million to $110.0 million. In addition to sustaining capital investments of between $28.0 million and $29.0 million relating to mine deepening, underground ventilation infrastructure improvements, mine equipment replacement and refurbishments, tailing storage facility expansions and near-mine exploration, Pan American also expects to invest between $68.0 million and $81.0 million in project capital spending relating to the skarn project for infill drilling, early stage engineering, metallurgical testing, completion of a preliminary economic assessment, and some investment to advance certain longer-term infrastructure items.

In 2021, direct operating costs at La Colorada were $74.9 million.

Exploration, Development and Production

In 2022, Pan American anticipates producing between 6.85 million and 7.10 million ounces of silver and between 2.8 thousand and 3.0 thousand ounces of gold from the La Colorada mine. Pan American plans to undertake approximately 72,000 metres of exploration drilling at the La Colorada mine, including the skarn, in 2022.

Beta Hunt Mine, Australia

A technical report was prepared for Karora pursuant to NI 43-101 entitled “NI 43-101 Technical Report, Higginsville-Beta Hunt Operation Eastern Goldfields, Western Australia” and dated effective December 31, 2020, with a report date of January 29, 2021 (the “Beta Hunt Report”).

The following description of the Beta Hunt mine has been prepared in reliance, in part, on the Beta Hunt Report and the Karora AIF and readers should consult the Beta Hunt Report and the Karora AIF to obtain further particulars on the Beta Hunt mine.  The Beta Hunt Report and the Karora AIF are available for review under Karora’s profile on SEDAR (www.sedar.com). Information in this section that provides non-material updates to information in the Beta Hunt Report has been provided by Karora and/or has been sourced from Karora’s press releases or continuous disclosure with respect to the Beta Hunt mine.

While Maverix does not have any knowledge that such information is not accurate, Maverix has not independently verified this information and there can be no assurance that such third-party information is complete or accurate. See “Introductory Notes – Technical and Third-Party Information”.

Project Description, Location and Access

Beta Hunt is an underground mine located 2km southeast of Kambalda and 60km south of Kalgoorlie in Western Australia. Kambalda is readily accessible from Kalgoorlie-Boulder along the sealed Goldfields Highway (60km) from Perth along the sealed Great Eastern Highway (630km). The mine portal is located on the northern edge of Lake Lefroy at latitude 31°13’6”S and longitude 121°40’50”E. Kambalda has been a nickel mining centre since the discovery of nickel sulphides by Western Mining Corporation (“WMC”) in 1966.

The project consists of the underground mine and related surface facilities to support underground operations. There are no processing facilities on site. Run of mine gold production is processed at Karora’s 1.3 Mtpa gold processing facility located 80km by road to the south of Beta Hunt. Nickel mineralisation is sold to BHP under an ore tolling and purchase agreement.

Beta Hunt is wholly owned by Karora. Karora owns and operates Beta Hunt under a sub-lease agreement with St Ives Gold Mining Company Pty Ltd (“SIGMC”). SIGMC is a wholly owned subsidiary of Gold Fields Limited (“Gold Fields”). The mining tenements on which the Beta Hunt is located are held by SIGMC.

Karora is exposed to many risks in conducting its business, both known and unknown, and there are numerous uncertainties inherent in estimating mineral reserves and resources and in maintaining viable operations. Although Karora has no current expectation that the mineral reserve and resource estimates will be materially negatively impacted by external factors such as environmental, permitting, title, access, legal, taxation, availability of resources, and other similar factors, changes in relation to such factors are not uncommon in the mining industry and there can be no assurance that these factors will not have a material impact. The political, economic, regulatory, judicial, and social risks related to conducting business in foreign jurisdictions, and changes in metal and commodity prices, pose particular risk and uncertainty to Karora and could result in material impacts to Karora’s business and performance. In addition to external factors and risks, the accuracy of any mineral reserve and resource estimate is, among other things, the function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Results from drilling, testing, and production, as well as a material change in metal prices, changes in the planned mining method, or various operating factors that occur subsequent to the date of the estimate may justify revision of such estimates and may differ, perhaps materially, from those currently anticipated, and readers are cautioned against attributing undue certainty to estimates of mineral reserves and resources.

History

Originally developed and operated by WMC in the 1970s the mine was sold to Gold Fields in 2001. In 2003, Reliance Mining Limited (“RML”) acquired the nickel rights and resumed production. Consolidated Minerals Limited acquired RML in 2005 and invested in both increasing resources and expanding production. The mine operated continuously until the end of 2008, when it was placed on care and maintenance due to the financial crisis and associated collapse in metal prices. Transactions during the period 2001 - 2003 resulted in the separation of nickel rights from the gold rights. Salt Lake Mining Pty Ltd (“SLM”) subsequently acquired the property in 2013 and succeeded in re-combining the nickel and gold rights. Nickel operations were re-started in 2014. Initial gold production occurred in June to July 2014 then ceased and recommenced at the end of 2015. The mine has been in continuous operation since then. Karora acquired 100% of SLM in 2016.

Geological Setting, Mineralization, and Deposit Types

The Kambalda–St Ives region forms part of the Norseman–Wiluna greenstone belt which comprises regionally extensive volcano-sedimentary packages. These were extruded and deposited in an extensional environment at about 2700–2660 Ma. The mining district is underlain by a north-northwest trending corridor of basalt and komatiite rocks termed the Kambalda Dome. The iron-nickel mineralisation is normally accumulated within the thick Silver Lake Member of the Kambalda Komatiite Formation above, or on the contact with the dome structured Lunnon Basalt. The Beta Hunt mine sub-lease covers the lower stratigraphy of the Kambalda Dome sequence comprising the footwall Lunnon Basalt, overlain by the Silver Lake and Tripod Hill members of the Kambalda Komatiite. The stratigraphy is intruded by quartz-feldspar and intermediate porphyry sills and dykes.

Nickel Mineralisation

Nickel mineralisation is hosted by talc-carbonate and serpentine altered ultramafic rocks. The deposits are ribbon-like bodies of massive, matrix and disseminated sulphides varying from 0.5 - 4.0 m in true thickness but averaging between 1.0 - 2.0 m. Down dip widths range from 40 - 100 m and the grade of nickel ranges from below 1% and up to 20%. Major minerals in the massive and disseminated ores are pyrrhotite, pentlandite, pyrite, chalcopyrite, magnetite, and chromite, with rare millerite and heazlewoodite generally confined to disseminated mineralization. The hanging wall mineralization tends to be higher tenor than the contact material. The range of massive ore grades in the hanging wall is between 10% and 20% nickel while the range for contact ore is between 9% and 12% nickel. The hanging wall mineralogy varies between an antigorite / chlorite to a talc/magnesite assemblage. The basalt mineralogy appears to conform to the amphibole, chlorite, plagioclase plus or minus biotite.

Unlike other orebodies on the Kambalda Dome, the Beta Hunt mine system displays complex contact morphologies,which leads to irregular ore positions. The overall plunge of the orebodies is shallow in a southeast direction, with an overall plunge length in excess of 1km. The individual ore positions have a strike length averaging 40 m and a dip extent averaging 10 m. The geometry of these ore positions vary in dip from ten degrees to the west to 80 degrees to the east. The mineralization within these ore positions is highly variable ranging from a completely barren contact to zones where the mineralization is in excess of 10 m in true thickness.

Gold Mineralisation

Gold mineralisation is focused about the Kambalda Anticline and controlled by northwest trending, steep, west dipping shear zones associated with re-activated normal faults that previously controlled the komatiitic channel flow and associated nickel sulphide deposition. Gold mineralization is interpreted as a D3 extensional event associated with porphyry intrusives – the source of magmatic hydrothermal fluids carrying the gold.

Mineralisation is hosted dominantly in Lunnon Basalt (below the ultramafic contact) with minor amounts associated with specific porphyry intrusives. Not all porphyries are mineralised - some are intruded post-mineralization. The basalt (and porphyries) are preferred mineralization hosts as a result of their susceptibility to hydraulic fracturing to form quartz veining, with the migrating ore fluids causing wall-rock alteration. The migrating ore fluids associated with the shearing are interpreted to pass through the overlying ultramafic (because of its ductile nature), developing as mineralization only where the shear zone passes through more competent rock, e.g., porphyry and basalt.

Gold mineralisation occurs in three broad, steeply dipping, north-northwest striking quartz vein systems within biotitealbite-pyrite altered shear zones hosted by the Lunnon Basalt. Veining is dominated by shear parallel and extensional vein styles. A Zone and the Western Flanks both occur to the north of the Alpha Island Fault, a major north-northeast trending structure and is represented by Beta mineralisation to the south of the fault. The Fletcher Shear Zone was discovered by drilling in 2016 and is the third mineralised gold zone at the Beta Hunt mine.

A fourth zone, East Alpha, is inferred by analogy to the known mineralised quartz vein systems, however, further drill testing is required to confirm its existence.

Coarse, specimen quality occurrences of gold can occasionally be found where the mineralised shears intersect the interflow sediment horizon and the overlying nickel-bearing basalt/ultramafic contact.

Deposit Types

The nickel deposits on the Beta Hunt mine sub-lease are type examples of the Kambalda style komatiite hosted nickel sulphide deposits. The characteristics of the Western Flanks and A Zone gold lodes deposits are consistent with the greenstone-hosted quartz-carbonate vein (mesothermal) gold deposit model.

Exploration

Exploration on the Beta Hunt sub-lease by Karora has been completed primarily by drilling. Since the sale of the asset by WMC in 2001, limited non-drilling exploration has been completed on the property. The non-drilling exploration post WMC was conducted by Reliance Mining and Consolidated Minerals to 2008 and focused on nickel mineralisation using a three dimensional seismic survey and downhole EM surveys. The current exploration programs are focused both on gold and nickel targets. Drilling is aimed at extending and upgrading known zones of mineralisation plus testing for new discoveries.

In 2021, Karora drilled approximately 32,000 meters at Beta Hunt. Gold exploration activity was primarily focused on upgrading and extending the Larkin Gold Zone as well as Western Flanks North and South. Additional extensional drilling from surface targeted the A Zone. Nickel exploration commenced in Q2 2021 and primarily targeted the 50C Gamma Zone discovery as well as infill drilling at the 30C and 10C nickel areas.

Sampling, Analysis, and Data Verification

Drill hole data for the Beta Hunt gold and nickel mineralisation has been collected by Karora, SLM (prior to being acquired by Karora), CNKO, and WMC since 1966. Drill-hole programs by SLM and CNKO were conducted under written protocols which were very similar and generally derived from the original operator, WMC. The operator’s geologists performed geological (and geotechnical where required) logging and marked the core for sampling. The core was either cut onsite or delivered to the laboratory where all further sample preparation was completed prior to assay analysis.

All diamond core has been 100% logged by a geologist. Core after 2007 has also been geotechnically logged. All core after 2007 has been photographed both wet and dry and the photos are stored on the network.

Sample security involves two aspects: maintaining the chain of custody of samples to prevent inadvertent contamination or mixing of samples and rendering active tampering as difficult as possible. No specific security safeguards have been put in place to maintain the chain of custody during the transfer of core between drilling sites, core library and sample preparation and assaying facilities. Samples are taken on site by Karora staff and contract employees, supervised by geology staff. The work area and sample storage areas are covered by general site security video surveillance. Samples bagged in plastic sacks are collected by the laboratory transport from site and driven to the Kalgoorlie laboratory, in line with the practice across the industry.

Since March 2016, all analyses for Beta Hunt have been carried out by SGS Kalgoorlie (for Au) and SGS Perth (for Ni by multielement ICP). A quality control analysis procedure is in place to monitor quality from the laboratories. Since 2016, 7,000 certified standards and 6,240 certified blanks have been inserted into sample batches.

Prior to October 2016, all SLM data was stored in a Microsoft Access database with validation checks described in Penswick and Haren, 2016. Historical data within the database has not all been validated to the same level as data post 2008. A validation process exists within the database run automatically for all new data. A very small number of drill holes with major errors that cannot be rectified are recorded in a file named badholes.csv and not used in any estimation.

Mineral Processing and Metallurgical Testing

The current Higginsville processing plant has been in operation since July 2008 and local mill feed variability is well understood. Various test work programs dating back to 2008 have been used to understand potential impacts during crushing and milling as new production sources come online. As new production sources are delineated, testing is conducted to assess whether the metallurgy will vary significantly for the anticipated responses.

Nickel Processing

Since ownership by WMC and until June 2018, nickel mineralization from the Beta Hunt mine was processed at the nearby Kambalda Nickel Concentrator (“KNC”) that is currently owned by BHP. As a result, the quality, variability and metallurgical response for this material is well understood. The mineralisation is considered to be typical for the area and was blended with mineralization from other mines. As it would not be possible to measure the metallurgical recovery of the Beta Hunt mine material within the blend, recovery was credited based on the grade of material treated as per the contractual agreement between BHP and Karora.

In July 2018, KNC was put on care and maintenance due to declining nickel production in the area. In May 2018, nickel mineralisation is currently being campaigned through BHP’s Leinster Nickel Concentrator (the “LNC”) while KNC remains on care and maintenance.

The nickel mineralisation also contains limited quantities of both copper and cobalt. Copper was recovered by KNC in sufficient quantities for Karora to receive credit. Karora, as part of the amendment to the OTCPA, receives a credit for cobalt when the material is processed through the LNC.

The nickel mineralization is considered ‘clean’ as it has low levels of deleterious elements, specifically arsenic (As), levels currently average < 20 ppm, compared to the penalty threshold of 400 ppm, and iron (Fe), MgO ratio is well above the threshold level of 0.8, below which penalties are charged.

Gold Processing

Gold mineralization is processed at the Higginsville gold processing facility, located approximately 80km by road from the Beta Hunt mine. Material is processed in either batches or mixed with other mineralization sources from the Higginsville gold processing facility.

Mineral Resource and Mineral Reserve Estimates

The mineral resource statement presented herein sets out the gold and nickel mineral resource estimates prepared in accordance with the Canadian Securities Administrators’ NI 43-101 and Form 43-101F.

Beta Hunt Gold Mineral Resources
Resource Category	Tonnes (Mt)	Grams of Gold per tonne	In- Situ Gold, Koz
Measured	0.63	2.4	49
Indicated	11.369	2.8	1006
Inferred	6.146	2.7	537

Beta Hunt Nickel Mineral Resources
Resource Category	Tonnes (Mt)	Nickel percentage per tonne	In-Situ Nickel, Tonnes (kt)
Indicated	0.561	2.9%	16.1
Inferred	0.314	2.8%	8.7

Notes:

(1)	Mineral resource estimates are effective as at September 30, 2020
(2)	Mineral resources are inclusive of those mineral resources modified to produce mineral reserves
(3)	Gold mineral resources are estimated at a long term gold price of $1600/oz with an USD:AUD exchange rate of 0.7

The mineral reserve statement presented herein sets out the gold and nickel mineral reserve estimates prepared in accordance with the Canadian Securities Administrators’ NI 43-101 and Form 43-101F.

Beta Hunt Gold Mineral Reserves
Reserve Category	Tonnes (Mt)	Grams of Gold per tonne	In- Situ Gold, Koz
Proven	0.329	2.4	25
Probable	5.451	2.6	456
Proven & Probable	5.78	2.6	482

Notes:

(1)	Mineral reserve estimates are effective as at September 30, 2020
(2)	Gold mineral reserves are estimated using a long term gold price of $1400/oz with a US:AUD exchange rate of 0.70.
(3)

Cut-off grade for Beta Hunt underground mineral reserves is reported at a 1.6 g/t incremental grade. The cut-off grade takes into account operating mining, processing, haulage and G&A costs, excluding capital.

Mining Operations

Beta Hunt is a mechanised underground mine accessed from a single decline. In 2021, the mine was producing at a rate of approximately 74,000t per month (884 ktpa). Gold mine production is processed at Karora’s 100% owned Higginsville gold processing facility located 78km south by road. The mine is accessed via an established portal and declines. Pumping, ventilation, power and mine service infrastructure is established and in use for current mining operations.

Underground gold mining takes place in two mining areas, the Western Flanks and the A Zone. The strike of the deposit is approximately 1,500m, with stoping occurring over a total vertical extent of approximately 360m. Western Flanks and A Zone employ a top down, longhole retreat mechanised mining method which suits the subvertical nature of the deposit. In situ rib and sill pillars are left at geotechnically specified positions, with sill pillars typically at 75 m vertical intervals.

Processing and Recovery Operations

Karora treats gold mineralisation at its Higginsville conventional CIL processing plant, built by GR Engineering in 2007 and commissioned in 2008, The processing plant consists of crushing, ball milling, gravity separation leaching and carbon adsorption. Recoveries in 2021 averaged 94%. The plant is currently undergoing a series of phased expansions, with Karora completing Phase 1 in Q4 2021, which increased throughput to 1.6 Mtpa. Advanced engineering design is underway for the Phase II mill expansion to 2.5 Mtpa.

Infrastructure, Permitting and Compliance Activities

Infrastructure

Beta Hunt is an operating mine with all required infrastructure already in place. Main elements of this infrastructure include:

●	Normal infrastructure associated with a ramp access underground mine, including the portal, a decline ramp measuring 5.0m x 5.5m, the trackless mining fleet and refuge stations.
●	A surface workshop used for major maintenance and weekly services for the mobile equipment fleet.
●	An underground workshop is available for minor maintenance of the mobile fleet. This is located in the footwall side of the main decline in the East Alpha section.
●	A ventilation system that uses the decline and two smaller raises as intakes.
●	A dewatering system which includes six stage pumps that discharge, via a 100 mm line, into Lake Lefroy.
●	The management and administration offices, which are portable buildings.

Utilities provided to the mine include:

●	Electricity that is supplied by SIGMC.
●	Service water that is sourced from ground water stored in what is effectively an aquifer created by the mined out Silver Lake deposit. Storage tanks have been added to provide surge capacity.
●	Potable water that is supplied by SIGMC and BHP.

Permitting

Beta Hunt is an operating underground mine that is in possession of all required permits. Karora owns and operates Beta Hunt through a sub-lease agreement with SIGMC. The environmental permitting and compliance requirements for mining operations on the sublease tenements are the responsibility of the primary tenement holder SIGMC. Beta Hunt is a small mine with a limited disturbance footprint and the environmental impacts of the project are correspondingly modest.

Capital and Operating Costs

Capital Costs

As an operating mine, major infrastructure capital is already in place at Beta Hunt.

On Jun 29, 2021, Karora Resources announced a project to double gold production by 2024, which includes increasing ore production from 0.8 Mtpa to 2.0 Mtpa at Beta Hunt by 2024, through the addition of a second decline. Capital costs for this project have been provided for the entire complex (including Higginsville) but not broken out specifically for Beta Hunt. For more details, refer to the Karora June 29, 2021, news release.

Operating Costs

As an established operation, Beta Hunt has a good understanding of its costs and has a functioning cost management system. In 2021, Beta Hunt incurred a total of US$66.176M in operating costs, selling 78,810 gold ounces for a cash operating cost of US$840/oz gold.

Exploration, Development and Production

In 2021, Beta Hunt ore processed at Higginsville was 884 kt at 2.95 gpt gold for a total production of 78,476 ounces of gold at a cash cost of US$840/oz of gold sold, compared to 745 kt milled at 2.77 gpt gold for a total production of 66,479 ounces of gold and cash operating cost of US$943/oz gold sold in 2020.

DIVIDENDS

During the year ended December 31, 2021, the Company paid a quarterly dividend of $0.01 per Common Share on March 15, 2021, to holders of record of the Common Shares on February 26, 2021, and $0.0125 per Common Share on each of June 15, 2021, September 15, 2021, and December 15, 2021, to the holders of record of the Common Shares on each of May 31, 2021, August 31, 2021, and November 30, 2021, respectively. The Company has declared a dividend to be paid March 15, 2022, to the holders of record of the Common Shares as of the close of business on February 28, 2022.

The declaration, timing and amount of any future dividends remains at the discretion of the Board and will be made considering its financial condition and other factors deemed relevant by the Board. See “Risk Factors – Dividend Policy”.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of Common Shares and preference shares in the capital of the Company (“Preference Shares”). As of December 31, 2021, there were 146,720,355 Common Shares and no Preference Shares issued and outstanding.

Common Shares

Each Common Share carries the right to one vote at all meetings of shareholders of Maverix. There are no special rights or restrictions of any nature attached to the Common Shares. All Common Shares rank equally as to dividends, voting powers and participation in assets upon liquidation of Maverix.

Preference Shares

Before the first shares of a particular series of Preference Shares are issued, the Board shall determine, subject to the limitations set out in Maverix’s articles, the material characteristics of the series. Holders of Preference Shares are entitled to priority over the Common Shares and over any other shares of the corporation junior to the Preference Shares with respect to priority in payment of dividends, the distribution of assets in the event of the liquidation, dissolution or winding-up of Maverix, whether voluntary or involuntary, or any other distribution of assets of Maverix among its shareholders for the purpose of winding-up its affairs.

Holders of Preference Shares are not entitled to vote separately as a class or series upon a proposal to amend Maverix’s articles to: (a) increase or decrease any maximum number of authorized shares of such class or series, or increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the shares of such class or series; (b) effect an exchange, reclassification or cancellation of the shares of such class or series; or (c) subject to the exceptions contained in the Canada Business Corporations Act, create a new class or series of shares equal or superior to the shares of such class or series.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX under the symbol “MMX”. The following table sets forth information relating to the trading of the Common Shares on TSX for the most recently complete financial year.

Month	High (C$)	Low (C$)	Volume
January 2022 to March 15, 2022
March 1 – 15	6.88	5.95	1,418,526
February	6.25	5.04	1,148,296
January	6.21	5.10	808,730
Year Ended December 31, 2021
December	5.91	5.06	783,457
November	6.78	5.79	599,342
October	6.44	5.27	624,260
September	6.23	5.48	795,274
August	6.18	5.57	719,102
July	6.78	5.94	867,394
June	7.45	6.53	1,975,698
May	7.70	6.80	1,017,517
April	7.64	6.56	681,552
March	7.14	5.69	2,383,069
February	7.10	6.00	1,511,305
January	7.74	6.47	1,433,831

The price of the Common Shares as quoted by the TSX at the close of business on March 15, 2022 was C$6.26.

Common Share Purchase Warrants

The following is a list of the common share purchase warrants issued by the Company that remain issued and outstanding. Each common share purchase warrant entitles the holder to acquire one Common Share on the payment of the exercise price per Common Share prior to the expiry date.

Number of Warrants	Exercise Price ($)	Issuance Date	Expiry Date
5,000,000	$3.28	June 29, 2018	June 29, 2023

Options Issued

The following table summarizes outstanding stock options granted by Maverix as at the date of this AIF.

Date	Exercise Price (C$)	Number of Stock Options
March 2021	6.57	827,565
September 2020	6.54	30,000
March 2020	5.17	787,435
December 2019	5.83	268,313
August 2019	6.48	50,000
April 2019	5.18	722,057
May 2018	3.30	696,485
May 2017	2.80	31,194
April 2017	2.80	412,444

Restricted Share Units Issued

The following table summarizes outstanding restricted share units granted by Maverix as at the date of this AIF.

Date	Price per Security (C$)	Number of Restricted Share Units
May 2021	7,53	74,368
March 2021	6.57	110,245
December 2020	6.07	2,471
September 2020	6.54	29,051
March 2020	5.17	64,145
December 2019	5.83	32,161
June 2019	5.81	32,705

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with Maverix and principal occupation of each person who is a director and/or an officer of Maverix. Directors are elected at each annual meeting of Maverix’s shareholders and serve as such until the next annual meeting of shareholders or until their successors are elected or appointed.

Name, Province/State	Position(s) with the
and Country of Residence	Company (1)	Principal Occupation During Preceding Five Years

Geoffrey Burns(3)(4) British Columbia, Canada	Director and Chair	Chairman of Maverix; President and CEO Pan American (July 2003 to December 2015)

J.C. Stefan Spicer(2)(3) Ontario, Canada	Director	Businessman; Former Chairman, President and CEO of Central Fund of Canada Limited (January 1995 to January 2018)

Dr. Chris Barnes(2)(3)(4) Ontario, Canada	Director	Physician (retired from active practice)

Robert Doyle British Columbia, Canada	Director	CFO of Pan American

Blake Rhodes Colorado, USA	Director	Senior Vice President, Strategic Development of Newmont Corporation

Brian Penny(2) Ontario, Canada	Director	CFO of Wallbridge Mining Company Limited

David Scott(4) Ontario, Canada	Director	Businessman; Former Vice Chairman and Managing Director of Mining Global Investment Banking at CIBC Capital Markets

Tara Hassan (4) Ontario, Canada	Director

VP, Corporate Development SilverCrest Metals Inc. (September 2020 to Present); Director, Mining Content & Strategy, VRIFY Technology (January 2020 to August 2020); Sr. Vice President Mining Analyst, Raymond James Ltd. (2016 to 2019); Mining Engineer

Daniel O’Flaherty Cayman Islands	CEO; Director	CEO of Maverix (July 2016 to present); Executive & Director of Anthem United Inc. (September 2013 to October 2016)

Ryan McIntyre Connecticut, USA	President	President of Maverix (November 2019 to present); Co-Portfolio Manager of Tocqueville Gold Strategy and Tocqueville Gold Fund.

Brendan Pidcock British Columbia, Canada	Vice President,Technical Services	VP, Technical Services of Maverix since September 1, 2020; Director of Project Evaluation of the Company (June 2019 to September 2020);
Director of Technical Due Diligence, Mergers and Acquisitions, Newmont Goldcorp (now Newmont, 2017 to 2019); Consultant with the Lundin Group (September 2013 to June 19, 2019)

Matt Fargey British Columbia, Canada	CFO	CFO of Maverix since May 2017; Corporate Controller Sandstorm Gold Ltd. (February 2013 to February 2017)

Brent Bonney British Columbia, Canada	Vice President, Corporate Development	VP Corporate Development of Maverix (February 2017 to present); Associate Director, Scotiabank Global Banking and Markets (July 2014 to February 2017)

Warren Beil British Columbia, Canada	General Counsel; Corporate Secretary

General Counsel and Corporate Secretary of Maverix (June 2018 to present); Vice President, Legal, Columbus Gold Corp. and Allegiant Gold Ltd. (January to June 2018); Lawyer, Gowling WLG (Canada) LLP (December 2015 to December 2017)

Notes:

(1)	All of the directors have served since June 2016 except for Daniel O’Flaherty, Blake Rhodes, Brian Penny, David Scott and Tara Hassan who were appointed May 2017, November 2018, July 2019 (both Messrs. Penny and Scott) and November 2020, respectively.
(2)	Member of the Audit Committee (Brian Penny, Chair).
(3)	Member of the Nominating, Governance and Sustainability Committee (J.C. Stefan Spicer, Chair).
(4)	Member of the Compensation Committee (Geoff Burns, Chair).

As at December 31, 2021, the directors and executive officers of the Company, as a group, beneficially owned, directly and indirectly, or exercised control or direction 12,292,558 Common Shares, representing approximately 8.4% of the total number Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, as at the date hereof, or was within ten (10) years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, and that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to materially affect control of the Company:

(i)	is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)	has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential material conflicts of interest between the Company and any director or officer of the Company, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies.

Directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development or investment in natural resource companies and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the CBCA and other applicable laws.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not party to any material legal proceedings or regulatory actions as of the date of this AIF. The Company is not aware of any material contemplated legal proceedings involving it or its operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than the shareholding interests of Pan American and Newmont, no directors, executive officers or principal shareholders of the Company or any associate or affiliate of the foregoing have had any material interest, direct or indirect, in any transactions in which the Company has participated since incorporation on September 5, 2008, which has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is TSX Trust Company at its principal office in Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States of America is Continental Stock Transfer and Trust Co. in New York, New York.

MATERIAL CONTRACTS

The Company entered into the following material contracts within the financial year ended December 31, 2021, or since such time or before such time that are still in effect, other than in the ordinary course of business:

●	a long-term gold purchase and sale agreement between Maverix Metals Inc., Plata Panamericana S.A. de C.V. and Pan American dated July 7, 2016;
●	a $160,000,000 amended and restated credit agreement between the Company, Maverix Metals (Australia) Pty. Ltd., Maverix Metals (Nevada) Inc., National Bank, CIBC, the Bank of Nova Scotia and the Bank of Montreal, dated September 1, 2021, as amended; and
●the Shareholder Agreements (as defined below).

Shareholder Agreements

The following is a summary of the Shareholder Agreements (as defined below). The summary of the Shareholder Agreements provided below is qualified in its entirety by reference to the full text of the Shareholder Agreements. The Shareholder Agreements are each available under Maverix’s profile on SEDAR at www.sedar.com.

Maverix is a party to a shareholder agreement with each of Pan American (amended and restated as of June 29, 2018) and Newmont (dated June 29, 2018, as amended) (collectively, the “Shareholder Agreements”). The Shareholder Agreements are in substantially similar form and pursuant to which each of Pan American, Newmont and Maverix have agreed that, among other things, each shareholder will:

●	have certain rights in respect of equity financings of Maverix, including standard anti-dilution rights;

●	have demand qualification rights in specified circumstances in respect of the Company completing and filing a prospectus relating to a proposed disposition of all or a portion of the shareholder’s shareholdings in the Company;

●	be obligated to give Maverix notice and an opportunity to make an offer to acquire any metal stream or royalty that the shareholder contemplates granting; and

●	be entitled, depending on current shareholdings of the Company, to nominate individuals for election to the Company’s Board (the “Board Nominee Right”).

The Board Nominee Right applies to each of Pan American and Newmont where:

●	Pan American’s shareholdings of Maverix are equal to or exceed 50% of Maverix’s outstanding Common Shares then Pan American is entitled to two nominees for election to the Company’s Board;

●	Newmont or Pan American’s shareholdings of Maverix are equal to or exceed 10% of outstanding Common Shares, then each of Newmont and Pan American, respectively, is entitled to one nominee for election to the Board.

As at the date of this AIF Newmont has nominated Blake Rhodes as its nominee.

Pursuant to each Shareholder Agreement, provided Maverix has endorsed and recommended nominees for election to the Board, at every meeting of the Maverix shareholders at which the election of directors to the Board is considered, each of Pan American and Newmont must:

●vote its Common Shares in favor of the election of Maverix management’s proposed nominees for election to the Board at every such meeting;

●not effect, conduct or participate in any solicitation of proxies with respect to any securities of Maverix (other than any solicitation of proxies conducted by Maverix’s management) against management’s proposed nominees for election to the Board; and

●vote its Common Shares in the manner recommended by the Board with respect to other matters, in the ordinary course, brought to a vote of shareholders of Maverix.

INTERESTS OF EXPERTS

The scientific and technical information contained in this AIF was reviewed and approved by Brendan Pidcock, P.Eng., Vice President Technical Services and a “Qualified Person” as defined in NI 43-101.

To the knowledge of Maverix, Mr. Pidcock holds less than 1% of the outstanding Common Shares of Maverix or of any associate or affiliate of Maverix as of the date hereof. Mr. Pidcock has not and will not receive any direct or indirect interest in any securities of Maverix as a result of the review and approval of the scientific and technical disclosure included in this AIF.

KPMG LLP, Chartered Professional Accountants, are the independent auditors of Maverix who have issued an independent auditor’s report dated March 16, 2022 in respect of the consolidated financial statements of Maverix as at December 31, 2021 and December 31, 2020 and for each of the years then ended. KPMG LLP have confirmed with respect to Maverix that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to Maverix under all relevant US professional and regulatory standards.

AUDIT COMMITTEE

The Company’s Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full Board.

The following are the current members of the Audit Committee, each of whom is “independent” and “financially literate” (as such terms are defined in National Instrument 52-110 – Audit Committees (“NI 52-110”)): Brian Penny (Chair), Dr. Chris Barnes and J.C. Stefan Spicer.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. A copy of the charter is attached hereto as Appendix A.

Relevant Education and Experience

As noted above, each member of the Audit Committee is financially literate. Collectively, the Audit Committee members have the education and experience to fulfill their responsibilities as outlined in the Audit Committee Charter. Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Brian Penny is currently the Chief Financial Officer of Wallbridge Mining Company Limited. Mr. Penny has over 30 years of experience in financial management, strategic planning and financial reporting. Formerly, Mr. Penny held positions as the Executive Vice President and Chief Financial Officer of New Gold Inc. and the Vice President of Finance and Chief Financial Officer of Kinross Gold Corporation.

Mr. Penny is a Chartered Professional Accountant and holds a Diploma in Business (Accounting) from Cambrian College of Applied Arts & Technology.

Dr. Chris Barnes was Chief of Staff of Blind River Hospital in Ontario for the past 22 years. He is a former practicing physician and was a former member of Blind River Hospital’s Board of Directors from 1990 to 2014. Furthermore, Dr. Barnes is the founder and Chair of the Board of Directors of the Huron Shores Family Health Team. Dr. Barnes holds a MD degree from the University of Toronto. Dr. Barnes is a knowledgeable and skilled businessman with over 25 years of experience in capital markets investing.

J.C. Stefan Spicer was the Chairman, President, and CEO, Central Fund of Canada Limited until January 16, 2018, a position he held since 1995. Mr. Spicer has led numerous capital market transactions and has been a founder of several publicly traded entities. Mr. Spicer has in excess of 35 years of investment industry experience.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 (De Minimis Non-audit Services) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Auditor	Audit Fees (CS) (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
2021	KPMG	$218,249	Nil	Nil	Nil
2020	KPMG	$274,562	Nil	Nil	Nil

Notes:

(1)	The aggregate audit fees billed in Canadian dollars.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and which are not included under the heading “Audit Fees”.
(3)	Fees billed for preparation of Company’s corporate tax return.
(4)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR, at www.sedar.com, including the Company’s management information circular (to be filed on SEDAR) and in the Company’s audited financial statements and management’s discussion and analysis for the financial year ended December 31, 2021.

APPENDIX A

AUDIT COMMITTEE CHARTER

MAVERIX METALS INC.

AUDIT COMMITTEE - CHARTER

PURPOSE

Senior management of Maverix Metals Inc. (the “Company”), as overseen by its Board of Directors (the “Board”), has primary responsibility for the Company’s financial reporting, accounting systems and internal controls. The Audit Committee (the “Committee”) is a standing committee of the Board established for the purposes of overseeing:

a.	the quality and integrity of the Company’s financial and accounting reporting processes and internal accounting and financial control systems of the Company;

b.	the external auditor’s qualifications and independence;

c.	management’s responsibility for assessing the effectiveness of internal controls; and

d.	the Company’s compliance with legal and regulatory requirements in connection with financial and accounting matters.

COMPOSITION AND OPERATION

a.	The Committee shall be composed of at least three independent directors[1] and all members of the Committee shall, to the satisfaction of the Board, be Financially Literate and at least one member will be a Committee Financial Expert (“Financially Literate” and “Committee Financial Expert” are defined in the Definitions section of this Charter).

b.	The members of the Committee shall be appointed by the Board, based on the recommendation of the Nominating and Governance Committee, to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

c.	The Committee shall appoint a chair (the “Chair”) from among its members who shall be an independent director. If the Chair is not present at any meeting of the Committee, one of the other Committee members present at the meeting shall be chosen to preside at the meeting.

d.	The Committee will make every effort to meet at least four times per year and each member is entitled to request that an additional meeting be called, which will be held within two weeks of the request for such meeting. A quorum at meetings of the Committee shall be two members present in person or by telephone. The Committee may also act by unanimous written consent of its members as described under the heading “Authority” in this Charter.

1 In order to be considered "independent", the following applies:

Pursuant to the Canadian Securities Administrators' Multilateral Instrument 52-110 "Audit Committees, a member of the Committee must not have a direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board, be reasonably expected to interfere with the exercise of a member's independent judgment.

Pursuant to United States securities laws, a member of the Committee may not accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any of its subsidiaries; nor be an affiliated person, as such term is defined in Rule 10A-3 of the Securities and Exchange Act of 1934, of the Company or any of its subsidiaries

UPDATED AND APPROVED ON MARCH 15, 2022

e.	The external auditor may request the Chair to call a meeting of the Committee to consider any matter that the auditor believes should be brought to the attention of the directors or the shareholders of the Company. In addition to the external auditor, each committee chair, members of board, as well as the Chief Executive Officer or Chief Financial Officer shall be entitled to request the Chair to call a meeting, which meeting shall be held within two weeks of the request.

f.	Notice of the time and place of every meeting shall be given in writing or by email communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting.

g.	The Committee shall fix its own procedure at meetings, keep records of its proceedings and provide a verbal report to the Board routinely at the next regularly scheduled Board meeting and shall provide copies of finalized minutes of meetings to the Corporate Secretary to be kept with the official minute books of the Company.

h.	The Committee will review and approve its minutes of meetings and copies will be made available to the external auditor or its members as requested.

i.	In camera sessions will be scheduled for each regularly scheduled quarterly Committee meeting, and as needed from time to time.

j.	On an ad-hoc basis, the Committee may also meet separately with the Chief Executive Officer, the Chief Financial Officer, the General Counsel and such other members of management as they may deem necessary.

RESPONSIBILITIES AND DUTIES

Overall Committee:

To fulfill its responsibilities and duties the Committee will:

a.	review this Charter periodically, but at least once per annum, and recommend to the Nominating and Governance Committee any necessary amendments;

b.	review and, where necessary, recommend revisions to the Company’s disclosure in the Management Information Circular regarding the Committee’s composition and responsibilities and how they are discharged;

c.	assist the Board in the discharge of its responsibilities relating to the quality, acceptability and integrity of the Company’s accounting policies and principles, reporting practices and internal controls;

d.	review and recommend approval by the Board of all significant and material financial disclosure documents to be released by the Company, including but not limited to, quarterly and annual financial statements and management discussion and analysis, annual reports, Form 40-F, annual information forms, and prospectuses containing material information of a financial nature; and

e.	oversee the relationship and maintain a direct line of communication with the Company’s external auditors and assess their performance.

Public Filings, Policies and Procedures:

The Committee is responsible for:

a.	ensuring adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the Company’s disclosure controls and procedures, and management’s evaluation thereof, to ensure that financial information is recorded, processed, summarized and reported within the time periods required by law;

b.	reviewing disclosures made to the Committee by the Chief Executive Officer and the Chief Financial Officer during their certification process for any significant deficiencies in the design or operation of internal controls or material weakness therein and any fraud involving management or other employees who have a significant role in internal controls; and

c.	reviewing with management and the external auditor any correspondence with securities regulators or other regulatory or government agencies which raise material issues regarding the Company’s financial reporting or accounting policies.

External Auditors

The responsibilities and duties of the Committee as they relate to the external auditor are to:

a.	consider and make recommendations to the Board with respect to the external auditor to be nominated for appointment by shareholders at each annual general meeting of the Company;

b.	review the performance of the external auditor and, where appropriate, recommend to the Board the removal of the external auditor;

c.	confirm the independence and effectiveness of the external auditor, which will require receipt from the external auditor of a formal written statement delineating all relationships between the auditor and the Company and any other factors that might affect the independence of the auditor;

d.	oversee the work of the external auditor generally, and review and report to the Board on the planning and results of external audit work, including:

i.	the external auditor’s engagement letter or other reports of the auditor;

ii.	the reasonableness of the estimated fees and other compensation to be paid to the external auditor;

iii.	the form and content of the quarterly and annual audit report, which should include, inter alia:

●	a summary of the Company’s internal controls and procedures;

●	any material issues raised in the most recent meeting of the Committee; and

●	any other related audit, review or attestation services performed for the Company by the external auditors.

e.	actively engage in dialogue with the external auditor with respect to any disclosed relationships or services that may affect the independence and objectivity of the external auditor and take, or recommend the Board take, appropriate actions to oversee the independence of the external auditor;

f.	monitor the relationship between management and the external auditor and resolve any disagreements between them regarding financial reporting; and

g.	engage the external auditor in discussions regarding any amendments to critical accounting policies and practices; alternative treatments of financial information within generally accepted accounting principles related to material items that have been discussed with management, including any potential ramifications and the preferred treatment by the independent auditor; and lastly, written communication between management and the independent auditor, including but not limited to, the management letter and schedule of adjusted differences.

Internal Controls and Financial Reporting

The Committee will:

a.	obtain reasonable assurance from discussions with (and/or reports from) management, and reports from the external auditors that the Company’s financial and accounting systems are reliable and are operating effectively;

b.	in consultation with the external auditor, the CEO, the CFO, and where necessary, other members of management, review the integrity of the Company’s financial reporting process and the internal control structure;

c.	review the acceptability of the Company’s accounting principles and direct the auditors’ examinations to particular areas of question or concern, as required;

d.	request the auditors to undertake special examinations (e.g., review compliance with conflict of interest policies) when it deems necessary;

e.	together with management, review control weaknesses identified by the external and internal auditors;

f.	review the appointments of the chief financial officer and other key financial executives; and

g.	during the annual audit process, consider if any significant matters regarding the Company’s internal controls and procedures over financial reporting, including any significant deficiencies or material weaknesses in their design or operation, need to be discussed with the external auditor, and review whether internal control recommendations made by the auditor have been implemented by management.

Ethical and Legal Compliance

The responsibilities and duties of the Committee as they relate to compliance and risk management are to:

a.	obtain reasonable assurances as to the integrity of the CEO and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company;

b.	review the adequacy, appropriateness and effectiveness of the Company’s policies and business practices which impact on the integrity, financial and otherwise, of the Company, including those relating to hedging, insurance, accounting, information services and systems and financial controls, and management reporting;

c.	receive a report from management on tax issues and planning, including compliance with the Company’s source deduction obligations and other remittances under applicable tax or other legislation;

d.	review annually the adequacy and quality of the Company’s financial and accounting staffing, including the need for and scope of internal audit reviews (if any);

e.	establish procedures for a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters; and b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

f.	review any complaints and concerns received regarding accounting, internal controls, or auditing matters or with respect to the Company’s Code of Ethical Conduct, and the investigation and resolution thereof, and provide all relevant information relating to such complaints and concerns to the Nominating and Governance Committee;

g.	review and monitor the Company’s compliance with applicable legal and regulatory requirements related to financial reporting and disclosure;

h.	review all related-party transactions; and

i.	carry the responsibility for reviewing reports from management, external auditors with respect to the Company’s compliance with the laws and regulations having a material impact on financial reporting and disclosure, including: tax and financial reporting laws and regulations; legal withholding requirements; environmental; and any other laws and regulations which expose directors to liability.

AUTHORITY

a.The Committee shall have the authority to:

i.	incur reasonable expenses to engage independent counsel and other advisors as it determines necessary to carry out its duties;

ii.	set and pay the compensation (after consultation with the CEO) for any advisors employed by the Committee; and

iii.	communicate directly with the external auditors.

b.	The Committee shall have the power, authority and discretion delegated to it by the Board which shall not include the power to change the membership of or fill vacancies in the Committee.

c.	A resolution approved in writing by the members of the Committee shall be valid and effective as if it had been passed at a duly called meeting. Such resolution shall be filed with the minutes of the proceedings of the Committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

d.	The Board shall have the power at any time to revoke or override the authority given to or acts done by the Committee except as to acts done before such revocation or act of overriding and to terminate the appointment or change the membership of the Committee or fill vacancies in it as it shall see fit.

e.	The Committee shall have unrestricted and unfettered access to all Company personnel and documents and shall be provided with the resources necessary to carry out its responsibilities.

f.	At the invitation of the Chair, one or more officers or employees of the Company may, and if required by the Committee, shall attend a meeting of the Committee.

g.	The Committee shall have the authority to obtain advice and assistance from outside legal, accounting or financial advisors in its sole discretion.

DEFINITIONS

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised in the Company’s financial statements.

“Committee Financial Expert” means a person who has the following attributes:

a.	an understanding of generally accepted accounting principles and financial statements;

b.	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c.	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and level of complexity of issues that can reasonably be expected to be raised in the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d.	an understanding of internal controls and procedures for financial reporting; and

e.	an understanding of audit committee functions;

acquired through any one or more of the following:

f.

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

g.	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; or

h.	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or other relevant experience.